     As filed with the Securities and Exchange Commission on June 30, 1998
                                                     Registration No. 000-24151

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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                               Amendment No. 1
                     INLAND NORTHWEST BANCORPORATION, INC.
                (Name of Small Business Issuer in its charter)

         WASHINGTON                                   91-1574174
(State or other jurisdiction of                    (I.R.S. Employer
incorporation or organization)                    Identification No.)

 421 WEST RIVERSIDE, SUITE 113                        99201-0403
      SPOKANE, WASHINGTON                             (Zip Code)
(Address of principal executive offices)

      Issuer's telephone number:  (509) 456-8888



Securities to be registered under Section 12(b) of the Act:

          Title of each class                     Name of each exchange on which
          to be so registered                     each class is to be registered

                 NONE                                          NONE


Securities to be registered pursuant to Section 12(g) of the Act:

                   COMMON STOCK, WITHOUT PAR VALUE PER SHARE
                               (Title of class)

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                                 Page 1 of 57
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                                    PART I
                                (ALTERNATIVE 2)

DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

     Inland Northwest Bancorporation, Inc. ("the Company") was incorporated as a Washington corporation on December 10, 1991. It was formed at the request of the Board of Directors of Inland Northwest Bank, a Washington state - chartered commercial bank (the "Bank"), for the purpose of eventually becoming the bank holding company parent of the Bank and any other subsidiaries which might be established from time to time.

     In 1993, the Company became the bank holding company parent of the Bank by acquiring all the outstanding shares of common stock of the Bank in exchange for an equal number of shares of common stock of the Company pursuant to a Plan of Exchange dated March 23, 1993, as amended April 1, 1993, between the Company and the Bank (the "Plan of Exchange"). The Board of Governors of the Federal Reserve System approved the Company's application for permission to act as a bank holding company on March 23, 1993. The shareholders of the Bank approved the transaction on May 10, 1993. The State of Washington, Division of Banking, approved the transaction on May 13, 1993, as a reorganization of the Bank into a wholly-owned subsidiary of the Company, and the State of Washington issued a Certificate of Reorganization as of that date to effect the transaction. In accordance with the provisions of the Plan of Exchange, the transaction did not become effective until June 10, 1993. Since then, the Bank has been a wholly-owned subsidiary of the Company.

     The Bank initially commenced operations on October 2, 1989 as a Washington state-chartered commercial bank. During 1995, it transferred its corporate domicile and state bank charter to Idaho in order to implement branching activity in that state. During 1997, it re-transferred its corporate domicile and state bank charter to Washington.

     On February 27, 1998, the Company established a second subsidiary by acquiring all of the outstanding common stock of Hege Company, Inc., a Washington corporation doing business as Creative Mortgages and is engaged in business as a non-supervised mortgage loan correspondent, in exchange for 2,385 shares of common stock of the Company. The shares were considered to have an agreed market value of $28 per share, for total consideration of $66,780, plus an additional cash payment of $145,567. The Stock Purchase Agreement is dated February 23, 1998 between the Company, Hege Company, Inc. and its shareholders. The Board of Governors of the Federal Reserve System approved the Company's application to make the acquisition on February 27, 1998. In connection with the acquisition, the mortgage broker subsidiary's name was changed to INB Mortgage Company ("INB Mortgage"). Since the acquisition, INB Mortgage has been a wholly-owned subsidiary of the Company.

     The acquisition is being accounted for by the Company under the purchase method of accounting, and the Company will recognize goodwill of $198,498 as a result of the acquisition. After the acquisition, the Company increased the capitalization of INB Mortgage by making an additional capital contribution of $300,000 on March 3, 1998 in order to qualify INB Mortgage

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under applicable regulations to engage in additional types of correspondent mortgage loan business. In connection with the acquisition, the Company arranged for a $500,000 non-revolving line of credit with Key Bank of Washington. The purpose of the line is to provide funding for the acquisition and the increased capitalization of INB Mortgage. The line is priced at 91% of Key Bank Prime Rate and calls for interest-only payments during the first year. Principal payments begin two years after the date of origination and are due in four, equal, annual installments.

     Since the acquisition occurred after the Company's most recent fiscal year ended December 31, 1997, the historical financial and other information about the Company and its subsidiaries contained in this Form 10-SB do not reflect that acquisition. In addition, since the acquisition is not material to the Company under applicable accounting principles and requirements, the Company will not be preparing pro forma financial statements for the acquisition.

GENERAL

     THE COMPANY. The Company was formed because a bank holding company can engage in certain types of financial activities not available to a commercial bank. Over recent years, the Company has grown through the growth of the Bank, its only subsidiary during this period. The Company recently expanded its business through the acquisition of its INB Mortgage subsidiary. Although the Company's management continues to consider the possibility of providing local loan servicing for real estate mortgages or providing data processing services for other financial institutions or other business opportunities, the Company's Board of Directors currently has not authorized and the Company currently has not established, any independent business activity apart from acting as the holding company parent of the Bank and INB Mortgage. At least some of the costs and expenses associated with any new business activity initially will need to be funded through dividends received by the Company from the Bank or INB Mortgage. Consequently, the Company may not be able to engage in any new business activity if the associated costs and expenses would require the payment of a dividend from the Bank or INB Mortgage that would adversely affect the Bank's ability to conduct its banking activities or INB Mortgage's ability to conduct its mortgage loan activities.

     Since the primary asset of the Company currently continues to be the common stock of the Bank, the Bank's operating results, financial position, and power and ability to provide dividends to the Company will directly and materially affect the operating results, financial position and liquidity of the Company. The operating results of the Bank depend primarily on its net interest and dividend income, which is the difference between (i) interest and dividend income on earnings assets, primarily loans and investment securities, and (ii) interest expense on interest bearing liabilities, which primarily consist of deposits and borrowings. Also affecting the Bank's operating results are the level of the provision for loan losses; the level of other operating income, such as service charges on deposits and gains or losses on the sale of investment securities; the level of operating expenses; and income taxes. With the acquisition of INB Mortgage and at such time as the Company may engage in any other business activities, the success or failure of these business activities and the associated costs and expenses would be additional factors affecting the operating results, financial position and liquidity of the Company. Consequently, the position of a holding company with more diverse business activities will be different from the position of a holding company with a single bank subsidiary.

     THE BANK. The Bank's principal office and main branch is located in the downtown business core of Spokane, Washington, and it has nine other branches located in the Spokane, Washington, Coeur d'Alene, Idaho and Post Falls, Idaho areas. The Bank considers eastern Washington and northern Idaho to be its primary market area. The majority of the Banks' deposits and loans are generated in Spokane County, Washington, (with a population in excess of 409,000) and Kootenai County, Idaho, (with a population in excess of 100,000). There is little concentration of industry in the two counties. A historical reliance on the natural resources based timber, agricultural, and mining industries has given way to a focus on trades and services, including high-tech services. The city of Spokane serves as the hub of an area known as the Inland Northwest that includes thirty-six counties in eastern Washington, northern Idaho, western Montana and northeastern Oregon, home to 1.7 million residents. As a regional trade center, the Spokane market area extends to southern British Columbia and Alberta with a population base exceeding 3 million. The largest employers in the area are Fairchild Air Force base, with 4,988 military and 998 civilian employees, and Kaiser Aluminum & Chemical Corporation, with 2,633 employees. Several regional hospitals report in excess of 1,000 full-time equivalent employees. For the most part, however, employment in the area is well diversified with a 500 employee firm considered a large company by area standards.

The Spokane County civilian labor force reports levels at 159,000 in 1985, 171,900 in 1990, 189,500 in 1994, and, 198,000 in 1995. Employment in 1995 is
divided among major sectors as follows: Finance, Insurance & Real Estate, 10,200; Manufacturing, 21,500; Government, 29,800; Wholesale & Retail Trade, 45,900; and, Services, 53,100. Kootenai County is similarly diversified, with a focus on outdoor recreational activities and related services. The median household income in Spokane County has increased from $32,990 in 1994 to $33,769 in 1995 to $34,612 in 1996 and to an estimated $35,837 in 1997. Kootenai COunty reports similar, but somewhat higher, household income. The area economy is considered strong and stable.

     Banking Services.  The Bank offers a variety of commercial and retail
     ----------------
banking services. The Bank strives to occupy a niche market wherein it specializes in the delivery of depository, cash management, and lending arrangements to professionals in business and medical related services and to small businesses employing from several to 150 or more employees.

     More specifically, these services include a full range of deposit accounts typically available in most banks, including checking accounts, savings accounts, and other time deposits of various types. Transaction accounts and time certificates are offered at rates competitive in the primary market area. In addition, retirement accounts such as Individual Retirement Accounts are also available. All deposit accounts are insured by the FDIC up to the maximum amount.

     The Bank also offers a full range of short-to medium-term commercial and personal loans. These credit services include:

     To businesses:

          (1) Operating loans and lines;
          (2) Equipment loans;
          (3) Commercial real estate and construction loans;
          (4) Guaranteed or subsidized loan programs for small businesses; and
          (5) Accounts receivable factoring.


To individuals:

          (1) Installment loans for vehicle, professional services, and personal lines of credit;
          (2) Home loans (conventional and insured);
          (3) Home improvement and rehabilitation loans;
          (4) Guaranteed or subsidized loan programs; and
          (5) National credit card (Visa, Mastercard, etc.).

     Other services that the Bank offers include cash management services, investment services, wire transfers, direct deposit of payroll and social security checks, automated teller machine access, and automatic drafts and transfers to and from various accounts.

     INB MORTGAGE. The principal office of INB Mortgage is located near the downtown business core of Spokane, Washington. At the time of its acquisition by the Company, this was the only office of the predecessor mortgage company, which had ten employees. As a subsidiary of the Company, however, INB Mortgage will have a larger presence in the market. The downtown location is currently being remodeled and employment is expected to increase to fifteen at that facility. A branch office is also in the process of being established in the Spokane Valley, which will employ four. Additionally, as qualified candidates are identified, the intent is to place mortgage loan officers in four branch locations of the Bank. With the exception of one loan officer to be located in Coeur d'Alene, Idaho, all of the employees of INB Mortgage will be located in the greater Spokane area. It is anticipated that the full complement of twenty-three employees will be in place in the third quarter of 1998.

     INB Mortgage offers virtually every mortgage product available in the market. It specializes in Conventional, FHA & VA home loans for purchase or refinance of 1-4 family residential living units. Additionally, it provides second mortgage loans for home improvement, bill consolidation, and other purposes. INB Mortgage also processes loans requiring special credit considerations, that is, subprime loans. Substantially all loans produced by INB Mortgage are sold to third party investors, including servicing rights. INB Mortgage will consider establishment of a loan servicing operation at some point in the future if production provides to be adequate to profitably engage in that type of activity.

     The predecessor mortgage company was established in Spokane in 1906. The principal employees have worked together for in excess of ten years and, generally, have in excess of twenty years experience in the mortgage industry in Spokane.

     INB Mortgage is licensed to do business throughout the States of Washington and Idaho; and it also solicits second mortgage business by mail outside of its primary market areas of Spokane County, Washington and Kootenai County, Idaho. As its core business solidifies in its primary market area, expansion to additional markets may provide further opportunities.

COMPETITION

     THE BANK. Competition in the banking and financial services industry is significant and has intensified in recent years. Competitors include financial institutions within the traditional banking system, such as commercial banks, savings banks, savings and loan associations and credit unions. Furthermore, financial institutions from outside the traditional banking system, such as investment banking and brokerage firms, insurance companies, credit card issuers, mortgage companies, and related industries offering bank-like products, has widened the competition. With liberalization of interstate banking limitations and other financial institution regulations, increased competition and consolidation in the overall financial services industry, and other recent developments, it is anticipated that competition will increase in the future.

     The banking industry in the Bank's primary market area is characterized by a mix of local, independent community-based banks and financial institutions and branch offices of larger, out-of-area banks and financial institutions, including regional and money center banks.

     The branch offices of these larger, out-of-area banks and financial institutions may have certain competitive advantages over the Bank, including the following. With their greater size, they have high or public visibility and are able to maintain advertising and marketing activity on a much larger scale than the Bank is able to do. Also, since many are part of large holding company structures, they are also able to offer, either directly or through their affiliates, a wider array of services and products, including traditional bank services (such as trust services and international banking services) which the Bank does not offer at this time as well as non-traditional bank services (such as investment services). Since single borrower lending limits imposed by banking regulations are dependent upon the capital of the banking institution, the branch offices of larger institutions with substantial capital bases have an advantage with respect to loan applications which are in excess of the Bank's legal lending limits.

     At present, there are 10 other local, independent community-based banks operating in the Bank's primary market area which offer services similar to, and which are in direct competition with, the Bank. One of these community-based competitors is of a significantly larger size than the Bank and may have some or all of the competitive advantages enjoyed by the branch offices of larger, out-of-area institutions.

     Based on industry information there are 13 commercial banks, savings banks and savings and loan associations in Spokane County, Washington, having a total of 102 locations and with an estimated total of $2,988 million in deposits as of June 30, 1997, the most recent date for which information is readily available. Based on the same information there are 10 commercial banks, savings banks and savings and loan associations in Kootenai County, Idaho having a total of 31 locations and with an estimated total of $785 million in deposits.

     The Bank also faces numerous non-bank competitors, which have some or all of the competitive advantages enjoyed by branch offices of larger, out-of-area institutions and may have further competitive advantages because they are not subject to the extensive bank regulatory structure and restrictive policies which apply to the Bank.

     Despite some possible competitive advantages of the Bank's competitors, to date the Bank has been able to compete effectively for business, in accordance with its general business plan, because of its community-based philosophy, the local character of its business, its focus on its identified niche market (which the Bank believes is under served), its emphasis on offering personalized service, and its ability to build and maintain a loyal customer base. Since commencing operations in 1989, the Bank's total assets have grown to over $120,000,000, and in the two most recent fiscal years ended December 31, 1997 and 1996, the Bank has experienced increases in total assets of 28.7% and 17.7%, respectively.

     INB MORTGAGE. There are approximately 120 competitors in the Spokane market, ranging from one person mortgage brokerage offices to branch offices of the nation's largest private mortgage lender. The Company believes INB Mortgage can compete effectively in its market through personalized service, technological advantages made possible by investment in state of the art mortgage lending software and hardware, referrals generated through its affiliation with the Bank, and by identifying and employing the most effective mortgage loan officers in the area.

REGULATION

     GENERAL. Bank holding companies such as the Company and banks such as the Bank are extensively regulated under both federal and state law. Mortgage loan correspondents such as INB Mortgage are subject to other federal and state regulations. The following information describes certain aspects of regulations applicable to the Company and its subsidiaries (including the Bank and INB Mortgage), but does not purport to be complete and is qualified in its entirety by reference to the particular provisions of these regulations. In addition, federal and state regulations are subject to future changes that may have significant impact on the way in which bank holding companies and their subsidiaries (including banks) may conduct business. The likelihood and potential effects of such changes cannot be predicted. Legislation enacted in recent years has substantially increased the level of competition among commercial banks, savings banks, thrift institutions and non-banking companies, including insurance companies, securities brokerage firms, mutual funds, investment banks and major retailers. Recent legislation also has broadened the regulatory powers of the federal banking agencies in a number of areas.

     THE COMPANY. As a bank holding company, the Company is subject to various regulations, including the following.

     Bank Holding Company Regulation.  The Company is subject to the Bank
     -------------------------------
Holding Company Act of 1956, as amended (the "BHC Act"), and related federal statutes, and is subject to supervision, regulation and inspection by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco (collectively, the "Federal Reserve"). The Company is required to file with the Federal Reserve an annual report and any additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent unsafe or unsound practices.

     Bank Acquisitions. The BHC Act requires, among other things, the prior
     -----------------
approval of the Federal Reserve in any case where the Company proposes to (i) acquire all or substantially all the assets of any bank, (ii) acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, or (iii) merge or consolidate with any other bank holding company. The BHC Act currently permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including certain nationwide and state-imposed concentration limits. The establishment of new interstate branches also will be possible in those states with laws that expressly permit it. Interstate branches will be subject to certain laws of the states in which they are located. Competition may increase further as banks branch across state lines and enter new markets.

     Non-Bank Acquisitions. The BHC Act also prohibits a bank holding company,
     ---------------------
with certain exceptions, from acquiring or retaining direct or indirect ownership or control or more than 5% of the voting shares of any company that is not a bank or bank holding company, and from engaging in any activities other than those of banking, managing or controlling banks, or activities which the Federal Reserve has determined to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto.

     Restrictions on the Acquisition of the Company. The acquisition of 10% or
     ----------------------------------------------
more of the Company's outstanding shares by any person or group of persons may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978, as amended, and the acquisition of control of the Company by another company would be subject to regulatory approval under the BHC Act.

     Source of Strength Policy. Under Federal Reserve policy, a bank holding
     -------------------------
company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with its "source of strength" policy for subsidiary banks, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fund fully the dividends, and the prospective rate of earnings retention appears to be consistent with the corporation's capital needs, asset quality and overall financial condition.

     Securities Regulation.  Following the effective date of this registration
     ---------------------
statement for the Company's common stock with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the proxy and tender offer rules, periodic reporting requirements and insider trading restrictions and reporting requirements, as well as certain other requirements of the Exchange Act, will be applicable to the Company. The Company also may, from time to time, be subject to regulation by various state securities commissions with respect to the offer and sale of its securities.

     THE BANK. As a Washington state-chartered commercial bank the deposits of which are insured by the Bank Insurance Fund (the "BIF") of the Federal Deposit Insurance Corporation (the "FDIC"), the Bank is subject to various regulations, including the following.

     Bank Regulation. The Bank is subject to supervision, regulation and
     ---------------
examination by the Divisions of Banking of the States of Washington and Idaho and by the FDIC. The Bank is subject to various requirements and restrictions under federal and state law, including (i) requirements to maintain reserves against deposits, (ii) restrictions on the types, amount and terms and conditions of loans that may be granted, (iii) limitations on the types of investments that may be made, the activities that may be engaged in, and the types of services that may be offered, and (iv) standards relating to asset quality, earnings, and employee compensation. The approval of a Bank's primary regulator is required prior to any merger or consolidation or the establishment or relocation of any office. Various consumer laws and regulations also affect the operations of the Banks.

     Affiliate Transactions.  The Bank is subject to federal laws that limit the
     ----------------------
transactions by subsidiary banks to or on behalf of their parent company and to or on behalf of any non-bank subsidiaries. Such transactions by a subsidiary bank to its parent company or to any non-bank subsidiary are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such non-bank subsidiaries, to an aggregate of 20% of such bank subsidiary's capital and surplus. Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also prohibits banks from purchasing "low-quality" assets from affiliates.

     FDIC Assessments. The deposits of the Banks are insured by the BIF up to a
     ----------------
maximum of $100,000 per depositor and are subject to FDIC insurance assessments. The amount of FDIC assessments paid by individual insured depository institutions is based on their relative risk as measured by regulatory capital ratios and certain other factors. During 1995, the FDIC's Board of Directors significantly reduced premium rates assessed on deposits insured by the BIF. In 1996, legislation was enacted that provides that the Financing Corporation ("FICO") bond repayment obligations would be shared by institutions insured by the BIF and the Savings Association Insurance Fund ("SAIF"). For the years 1997 through 1999, BIF-assessable deposits will be assessed at a FICO premium rate of 1/5 of the rate imposed on SAIF-assessable deposits. The

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FICO premiums for BIF and SAIF are 1.3 and 6.4 basis points, respectively, from
January 1, 1997.

     Prompt Corrective Action. Federal banking agencies possess broad powers to
     ------------------------
take corrective action as deemed appropriate for an insured depository institution and its holding company. The extent of these powers depends on whether the institution in question is considered "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" or "critically undercapitalized". The required Tier 1 capital to average assets ratio, Tier 1 capital to risk-weighted assets ratio for classification as "adequately capitalized" are 4.0%, 4.0% and 8.0%, respectively. (See discussion of the components of these ratios in "The Company and the Bank - Risk-Based Capital Requirements" below.) The required Tier 1 capital to average assets ratio, Tier 1 capital to risk-weighted assets ratio and total capital to risk-weighted assets ratio for classification as "well-capitalized" are 5.0%, 6.0% and 10.0%, respectively. As of December 31, 1997, the Bank exceeded the required Tier 1 capital to average assets ratio, Tier 1 capital to risk-weighted assets ratio and total capital to risk-weighted assets ratio for classification as "well capitalized", with ratios of 8.46%, 10.98% and 12.26%, respectively. The classification of depository institutions is primarily for the purpose of applying the federal banking agencies' prompt corrective action powers and is not intended to be, and should not be interpreted as, a representation of the overall financial condition or prospects of any financial institution. The agencies' prompt corrective action powers can include, among other things, requiring an insured depository institution to adopt a capital restoration plan which cannot be approved unless guaranteed by the institution's parent company; placing limits on asset growth and restrictions on activities, including restrictions on transactions with affiliates; restricting the interest rate the institution may pay on deposits; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distributions without prior regulatory approval and, ultimately, appointing a receiver for the institution. Among other things, only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and only an "adequately capitalized" depository institution may accept brokered deposits with prior regulatory approval.

     Federal Home Loan Bank.  The Bank is a member of the Federal Home Loan Bank
     ----------------------
of Seattle (the "FHLB"), which is one of twelve regional Federal Home Loan Banks. The FHLB serves as a reserve or central bank for its members and makes advances to its members in accordance with the FHLB's policies and procedures. As s member of the FHLB, the Bank is required to purchase and hold stock in the FHLB. As of December 31, 1997, the Bank held stock in the FHLB in the amount of $309,200.

     THE COMPANY AND THE BANK. As a bank holding company and state-chartered bank, the Company and the Bank are also subject to the following further regulation.

     Risk-Based Capital Requirements.  Under the risk-based capital guidelines
     -------------------------------
applicable to the Company and the Bank, the minimum guideline for the ratio of total capital to risk-weighted assets (including certain off-balance-sheet activities) is 8.0%. At least half of the total capital must be "Tier 1" capital, which primarily includes common shareholders' equity and qualifying preferred stock, less goodwill and other disallowed tangibles. "Tier 2" capital includes, among other items, certain cumulative and limited-life preferred stock, qualifying subordinated debt and the allowance for credit losses, subject to certain limitations, less required deductions as prescribed by regulation.

     In addition, the federal bank regulators established leverage ratio (Tier 1 capital to total adjusted average assets) guidelines providing for a minimum leverage ratio of 3.0% for bank holding companies and banks meeting certain specified criteria, including that such institutions have the highest regulatory examination rating and are not contemplating significant growth or expansion. Institutions not meeting these criteria are expected to maintain a ratio which exceeds the 3.0% minimum by at least 100 to 200 basis points. The federal bank regulatory agencies may, however, set higher capital requirements when particular circumstances warrant. Under the federal banking laws, failure to meet the minimum regulatory capital requirements could subject a bank to a variety of enforcement remedies available to federal bank regulatory agencies, including the termination of deposit insurance by the FDIC and seizure of the institution.

     The required Tier 1 capital to average assets ratio, Tier 1 capital to risk-weighted assets ratio for classification as "adequately capitalized" are 4.0%, 4.0% and 8.0%, respectively. (See discussion of the components of these ratios in "The Company and the Bank - Risk-Based Capital Requirements" below.) The required Tier 1 capital to average assets ratio, Tier 1 capital to risk-weighted assets ratio and total capital to risk-weighted assets ratio for classification as "well-capitalized" are 5.0%, 6.0% and 10.0%, respectively. As of December 31, 1997, the Bank exceeded the required Tier 1 capital to average assets ratio, Tier 1 capital to risk-weighted assets ratio and total capital to risk-weighted assets ratio for classification as "well-capitalized," with ratios of 8.46%, 10.98% and 12.26%, respectively.

     Community Reinvestment.  Bank holding companies and their subsidiary banks
     ----------------------
are also subject to the provisions of the Community Reinvestment Act of 1977, as amended ("CRA"). Under the terms of the CRA, a bank's record in meeting the credit needs of the community served by the bank, including low- and moderate-income neighborhoods, is generally annually assessed by the bank's primary federal regulator. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will review the assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. As of December 31, 1997, the Bank was rated "Satisfactory" with respect to CRA.

     Other Regulations.  The policies of regulatory authorities, including the
     -----------------
Federal Reserve and the FDIC, have had a significant effect on the operating results of financial institutions in the past and are expected to do so in the future. An important function of the Federal Reserve is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on bank borrowings and changes in reserve requirements against bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government. Supervision, regulation or examination of the Company by these regulatory agencies is not intended for the protection of the Company's shareholders.

     INB MORTGAGE. As a qualified FHA Direct Endorsement lender, INB Mortgage is governed by all of the regulations established by the Department of Housing and Urban

Development (HUD) and is subject to their audit criteria and quality control requirements. The same is true for loans originated under the rules of the United States Veterans Administration. Conventional loans are produced under rules and requirements established by the Federal National Mortgage Association
(FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). Additionally, each investor that purchases mortgage loans from INB Mortgage may have its own lending criteria and may reserve the right to audit procedures in place at INB Mortgage. INB Mortgage holds a mortgage broker's license from the State of Idaho and is subject to rules and regulations attendant to the Idaho Mortgage Brokers Practices Act. As a subsidiary of the Company, INB Mortgage is exempt from the requirement to hold a mortgage broker's license in the State of Washington; however, it is subject to regulation and review through the examination procedures established by the regulators of the Bank and as described elsewhere in this filing.

SUMMARY PERFORMANCE INFORMATION

     Certain summary recent performance information for the Bank is set forth below. All information in this section should be read in conjunction with the Company's consolidated financial statements and notes thereto contained in Part F/S of this Form 10-SB.

     The Bank has experienced growth in total assets of 28.7% and 17.7% for the fiscal years ended December 31, 1997 and 1996, respectively. Net loan growth was 16.7% and 20.9% for these same periods. Also for these same periods, loan losses net of recoveries were $47,994 and $148,766, respectively. The Bank continues to provide for anticipated future losses through increases in the allowance for loan loss reserve, which was at $1,085,374, or 1.39% of outstanding loans, on December 31, 1997 and $908,368, or 1.36% of outstanding loans, on December 31, 1996. For information on the Bank's capital ratios as of December 31, 1997, see "Regulation - The Bank - Prompt Corrective Action" and "Regulation - The Company and the Bank - Risk-Based Capital Requirements" above.

STATISTICAL DISCLOSURE

     Certain statistical and other information is set forth below. All information in this sub-section should be read in conjunction with the Company's consolidated financial statements and notes thereto contained in Part F/S of this Form 10-SB.

     All references in this sub-section to historical statistical and other information are to the historical consolidated information of the Company and the Bank for the two most recently ended fiscal years, but do not reflect the Company's recent acquisition of INB Mortgage since the acquisition occurred after the end of the Company's most recent fiscal year ended December 31, 1997.

     I. DISTRIBUTION OF ASSETS, LIABILITIES AND STOCK EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL. The following table sets forth comparisons of average interest earning assets and interest bearing liabilities, and interest income and interest expense expressed as a percentage of the related asset or liability, for the last two fiscal years.

               AVERAGE BALANCE/INTEREST INCOME AND EXPENSES RATES
                             (Dollars in Thousands)

===========================================================================================================
                                                       1997                           1996
-----------------------------------------------------------------------------------------------------------
                                                                                                   Avg
                                                     Interest  Avg Yield             Interest     Yield
                                           Average   Income/    Earned/    Average   Income/      Earned/
                                           Balance   Expense   Rate Paid   Balance    Expense    Rate Paid
-----------------------------------------------------------------------------------------------------------
ASSETS:
 Investment Securities:
  Taxable investments                     $ 20,477     $1,258       6.14%   $17,188     $1,051       6.11%
  Nontaxable investments                        78          4       5.13%     1,052         45       4.28%
                                          --------     ------       ----    -------     ------       ----
    Total investment securities           $ 20,555     $1,262       6.14%   $18,240     $1,096       6.01%
-----------------------------------------------------------------------------------------------------------

 Interest-bearing deposits with banks     $    285     $   13       4.56%   $   111     $    4       3.60%
 Fed funds sold                              6,798        367       5.40%     3,408        176       5.16%
                                          --------     ------       ----    -------     ------       ----
  Total investments                       $ 27,638     $1,642       5.94%   $21,759     $1,276       5.86%
-----------------------------------------------------------------------------------------------------------

 Real estate loans                        $ 23,296     $2,221       9.53%   $18,168     $1,718       9.46%
 Consumer loans                              7,417        642       8.66%     6,878        606       8.81%
 VISA/MC                                     1,066        104       9.76%     1,008         96       9.52%
 Commercial loans                           39,553      3,767       9.52%    33,993      3,191       9.39%
                                          --------     ------       ----    -------     ------       ----
  Total loans                             $ 71,332     $6,734       9.44%   $60,047     $5,611       9.34%
                                          --------     ------       ----    -------     ------       ----
  Total earnings assets                   $ 98,970     $8,376       8.46%   $81,806     $6,887       8.42%
 Less reserve for possible loan losses     ($1,025)                           ($835)
 Cash and due from banks                  $  5,831                          $ 5,118
 Other non-earning assets                    6,119                            3,210
                                          --------                          -------
  Total assets                            $109,895                          $89,299
                                          ========                          =======
-----------------------------------------------------------------------------------------------------------

LIABILITIES AND
STOCKHOLDERS' EQUITY
 NOW accounts                             $  4 842     $   89       1.84%   $ 4,228     $   90       2.13%
 Money market accounts                      23,689        994       4.20%    17,898        763       4.26%
 Savings accounts                            2,641         66       2.50%     3,215         81       2.52%
 Other time deposits                        38,954      2,209       5.67%    33,651      1,957       5.82%
                                          --------     ------       ----    -------     ------       ----
  Total interest-bearing deposits         $ 70,126     $3,358       4.79%   $58,992     $2,891       4.90%
 Securities sold under
  Repurchase agreements                      9,718        472       4.86%     5,723        270       4.72%
                                          --------     ------       ----    -------     ------       ----
  Total interest-bearing liabilities      $ 79,844     $3,830       4.80%   $64,715     $3,161       4.88%
-----------------------------------------------------------------------------------------------------------

 Demand deposits                          $ 21,158                          $17,860
 Other liabilities                             930                              569
 Stockholders' equity                        7,963                            6,155
                                          --------                          -------
  Total liabilities and
   stockholders' equity                   $109,895                          $89,299
                                          ========                          =======
-----------------------------------------------------------------------------------------------------------

 Net interest income                      $  4,546                          $ 3,726
 Net avg. yield on interest-                  4.59%                            4.55%
  bearing assets
===========================================================================================================

     COMMENTS
     1.   There were no out-of-period adjustments.
     2.   Loan fees are not included in interest income.
     3.   The Bank was not involved in any foreign activities.

     4. Non-accrual loans are included in loan totals, within the appropriate loan categories. Loan interest income does not include any accrued interest on non-accrual loans as any previously accrued interest on such loans is reversed at the time they are re-categorized as non-accrual. As a result, total loan yield on earning loans is reduced to reflect the effect of non-earning assets on the portfolio.

          The following table presents changes in interest and dividend income, interest expense, and net interest income which are attributable to changes in the average amounts of interest earning assets and interest bearing liabilities and/or changes in rates earned or paid thereon, for the last two fiscal years.

               AVERAGE BALANCE/INTEREST INCOME AND EXPENSE RATES
                             (Dollars in Thousands)

                                  1997                        1996
                                                                                                          Change     Net
                                                                                                            in      change
                                                                       Change                           income/       in
                                                                         in                Difference    expense    income/
                                                                      income/               in income/   due to     expense
                                                                      expense             expense of     change     due to
                                                                      due to               1996 volume  in rate    rate and
                                                              1996    change     Change   due to rate     and       volume
                                  1997   1996    VARIANCE    RATE  in volume    in rate     change      volume     changes
ASSETS
Loans                          $71,332   $60,047   $11,285    9.34%   $ 1,054      0.10%        $  60      $  11     $1,125
Securities                     $20,555   $18,240   $ 2,315    6.01%   $   139      0.13%        $  24      $   3     $  166
Fed Funds Sold                 $ 7,083   $ 3,519   $ 3,564    5.16%   $   182      0.25%        $   9      $   9     $  200
                                                   -------                                                           ------
Net Change in income on total earning assets       $17,164                                                           $1,491
                                                   =======                                                           ======

LIABILITIES
NOW Accounts                   $ 4,842   $ 4,228   $   614    2.13%   $    13      -.29%       ($  12)    ($   2)   ($    1)
Money Market Accounts          $23,689   $17,898   $ 5,791    4.26%   $   247      -.06%       ($ -13)    ($   4)    $  230
Savings Accounts               $ 2,641   $ 3,215  ($   574)   2.52%  ($    14)     -.02%       ($   1)     $   0    ($   15)
Other Time Deposits            $38,954   $33,651   $ 5,303    5.82%   $   308      -.15%       ($  49)    ($   7)    $  253
Securities Sold under          $ 9,718   $ 5,723   $ 3,995    4.72%   $   188       .14%        $   8      $   6     $  203
Repurchase Agreements                                                                                                ------
Net change in expense on total interest bearing                                                                      $  670
deposits                                                                                                             ------
Net increase in net interest income, excluding                                                                       $  821
loan fees

          II.  INVESTMENT PORTFOLIO.

          Securities. The book value of the major classifications of investment
          ----------
     securities were as follows.

                                                 December 31
                                                 -----------

                                            (Dollars in Thousands)
                                            ----------------------
                                    1997                             1996
            U.S. Treasury          $ 5,055                          $ 6,568

            U.S. Government         16,976                           11,121
            Agencies

            State and Political        970                            1,573
            Subdivisions

            Other Securities       $   757                              969
                                   -------                          -------
                 Totals            $23,758                          $20,231
                                   =======                          =======

     Analysis of Investment Securities. The following table sets forth the
     ---------------------------------
maturities of investment securities as of December 31, 1997.

                       Within 1  Weighted    After 1 yr.   Weighted     After 5 yr. but   Weighted   After 10   Weighted
                         year     Average   but within 5   Average        within 10 yr.    Average     yr.       Average
                       Maturity    Yield    yr. Maturity     Yield          Maturity        Yield    Maturity     Yield
                       --------  ---------  ------------   ---------       ----------      -------  ----------   -------
U.S. Treasury            $    0       n/a         $ 4.050      6.39%           $1,005      6.92%     $    0       n/a

U.S. Government
Agencies                  1,768      5.32%         11,301      6.61%            1,999      6.82%      1,908      7.97%

State and Political
Subdivisions                375      4.40%            595      4.41%                0       n/a           0       n/a

Other Securities            504      6.15%            253      5.76%                0       n/a           0       n/a
                         ------      ----         -------      ----            ------      ----      ------      ----
Totals                   $2,647      5.34%        $16,199      6.46%           $3,004      6.86%     $1,908      7.97%
                         ======      ====         =======      ====            ======      ====      ======      ====

     III. LOAN PORTFOLIO. The gross amounts of loans (including deferred loan fees of $267m in 1997 and $247m in 1996) outstanding as of the and of the last two fiscal years are shown in the following table according to type of loan.

                                                December 31
                                                -----------

                                          (Dollars in Thousands)
                                  1997                             1996
            Commercial            $48,289                          $39,345

            Real Estate Loans      21,112                           18,530

            Installment             3,852                            3,913

            Consumer and Other      4,623                            4,907
                                  -------                          -------
                 Totals           $77,876                          $66,695
                                  =======                          =======

     An essential part of lending is to recognize that various risks are associated with the lending process in general and with specific types of loans in particular. In general, the Bank monitors the state of the economy, local, regional, and national, comments resulting from examinations conducted by its internal and external (including regulatory) auditors; developing trends in loan loss experience; consumer debt loads, concentration of loans by industry and category, rapidity of growth of the loan portfolio; and so on. Allocation to the loan loss reserve reflects management's best estimate of losses that are likely to be inherent in the portfolio as a result of its analysis of the various types of risk.

     In addition to the various general risks associated with the loan process, various types of loans exhibit specific risk characteristics. Risk characteristics typical of the following types of loans include:

     Commercial Loans: Lending to small business typically entails working with financially unsophisticated owners who may fail to maintain disciplines in the management of their companies that the Bank would find appropriate. Additionally, with relatively unsophisticated borrowers, the Bank may find it difficult to maintain control of such borrowers through enforcement of various terms and conditions of loan agreements. Many small businesses lack the resources to deal with adverse circumstances over a prolonged period of time. Obligations that the business may incur, exclusive of bank borrowings, may utilize resources that had been intended to fund repayment of bank obligations. Collateral pledged to provide an alternate source of repayment in the event of business failure may be dissipated through sale without application of proceeds, by becoming obsolete, due to the lack of a viable market, due to the creation of intervening or undiscovered liens, or for a variety of other reasons. The Bank also provides accounts receivable factoring; that is, it buys accounts receivable from certain businesses rather than providing the business with a line of credit. While factoring is commonplace in certain industries (such as the fashion industry), and may not be indicative of any particular financial weakness in the company selling its receivables, the Bank is typically extending this facility to companies that would not otherwise qualify for commercial bank funding. The companies that the Bank funds through its factoring program typically exhibit one or more of the following financial weaknesses: they may be undercapitalized; they may not have significant assets to pledge as collateral; the guarantee of their owners may not add strength to the relationship due to nominal net worth; the company and/or its owners may have a history of poor credit or prior financial failure; access to capital may not be adequate to properly fund significant growth opportunities; or, the company may be new, with little evidence of a successful history that would support extension of traditional bank funding. On the other hand, these companies may provide products and services of high quality to very reputable buyers. Many of our factoring clients, in fact, sell to regional and national firms with good financial qualifications. The accounts receivable generated are also of good quality; and, the Bank can provide immediate cash flow to its factoring clients by purchasing these receivables at a discount. Risk entailed in factoring are different in scope and nature than risks attendant to traditional commercial bank lending. Because there is, normally, no secondary source of repayment (collateral) the Bank needs to exercise very tight controls over the invoices it purchases. The Bank may audit the books of its factoring clients on a regular basis; invoices purchased may be verified by phone or by mail in order to insure that they are legitimate receivables; and, all payments come directly to, and bookkeeping is performed by, the bank. Additionally, because the Bank may not have good information about the parties that our customers have sold to, the Bank purchases "default" insurance on a significant portion of the invoices it buys. In spite of being very labor intensive, the factoring program provides financial return to the Bank several times higher than does traditional commercial lending activity.

     Real Estate Loans: For all real estate loans the secondary source of repayment is sale of collateral. In a down real estate market the Bank faces the risk of inadequate collateral value at the same time that borrowers have the least reason, and perhaps the least ability, to retain ownership and service debt. Owner occupied commercial real estate loans carry an additional risk in that repayment typically relies on satisfactory financial results of the tenant business. In the event of business failure the property may prove not to be able to generate adequate lease income to service debt because it is of a single or limited purpose nature suited primarily to the needs of its current occupant. The primary risk in loans to finance non-owner occupied or income property, as well as in lending to finance multifamily housing projects, is the volatile nature of the rental market. Single-family residential lending carries the risk of declining property values and abandonment of the property to the Bank with a deficiency balance.

     Real Estate Construction Loans: These loans carry the same risks as other real estate loans; plus, the risk of cost overruns during the construction process, poor quality construction, discovery of adverse site conditions after initiation of construction process, intervening liens resulting from disputes between the property owner and contractors, and failure of an identified takeout lender to meet its obligations upon completion of the project. In addition, in the case of non-owner occupied real estate construction loans, the project may prove to be less marketable than anticipated at inception, resulting in high carrying costs or inadequate proceeds upon sale to satisfy all obligations.

     Installment/Consumer Loans: Loans secured by titled vehicles typically have an alternate source of repayment provided by sale of collateral. Most other consumer loans are either unsecured or secured by collateral with little liquidation value. Consequently, the primary risk in consumer lending is that of default without an identified secondary source of repayment. Default may be the result of overextension of credit by multiple creditors, a loss of income due to general economic slowdown or reduction in force by specific employers, personal issues such as illness or death in the family, divorce, legal issues, and increased acceptance of bankruptcy as a means of avoiding monetary obligations. VISA and MasterCard loans, once extended, tend to remain available to borrowers over prolonged periods of time during which personal financial conditions can adversely change, without the knowledge of the Bank.

     The following table shows the amounts and maturity analysis of commercial and real estate construction loans outstanding as of December 31, 1997.

                                                                  After 5 yr. but
                     Within 1 yr.      After 1 yr. but within       within 10 yr.
                         Maturity              5 yr. Maturity            Maturity           TOTAL
                         --------                    --------            --------           -----
Commercial                $16,627                     $ 9,804             $21,858         $48,289
Real Estate Loans           5,666                       3,630              11,816          21,112
Installment                   381                       2,122               1,349           3,852
Consumer and Other          4,447                          36                 140           4,623
                          -------                     -------             -------         -------
                          $27,121                     $15,592             $35,163         $77,876

Loans maturing after one year       After 1 yr. but within       After 5 yr.
 with:                                      5 yr. Maturity          Maturity
                                                  --------          --------
  Fixed rates                                      $ 9,420
  Variable rates                                     6,172           $19,450
                                                   -------            15,713
  Totals                                           $15,592           -------
                                                                     $35,163

     Loans are placed in a non-accrual status when they are not adequately collateralized and when, in the opinion of management, the collection of interest is questionable.

     Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to resume payments of principal and interest. Interest previously accrued but not collected, is reversed and charged against income at the time the loan is placed on non-accrual status.

     The following tables set forth information regarding non-performing loans as of the end of the two most recent fiscal years.

                                               December 31
                                          ----------------------
                                          (Dollars in Thousands)
                                          1997             1996
                                          -----            -----
Loans accounted for on a non-             $ 136            $ 528
accrual basis

Loans contractually past due              $ 220            $  97
ninety days or more as to
interest or principal

Impaired loans                            $ 717            $ 336

Gross interest income which               $  36            $  15
would have been recorded under
original terms

Gross interest income recorded            $  37            $  13
during the period

     As of the end of the most recent fiscal year ended December 31, 1997, management has no knowledge of additional loans in which the financial condition of its borrower is likely to result in the inability of the borrower to comply with current loan repayment terms. All such credits known to management are identified in the table above, and any identified potential loss has already been recognized by charge to the Loan Loss Reserve.

     IV. SUMMARY OF LOAN LOSS EXPERIENCE. The following table provides an analysis of net losses by loan type for the two most recent fiscal years.


                                                       Fiscal Years Ended
                                                       ------------------
                                                     (Dollars in Thousands)

                                                      1997            1996
                                                     -------         -------
Total loans net of deferred fees
  at end of period                                   $77,609         $66,447

Monthly average net loans                             71,332          60,047

Balance of allowance for possible loan
  losses at beginning of period                          908             765

Loan charge-offs:
  Commercial                                              11              91
  Real estate                                                             48
  Installment                                             52              28
                                                     -------         -------
    Total charge-offs                                $    63         $   167

Recoveries of loans previously
  charged-off:
   Commercial                                  14        12
   Real Estate                                  0         0
   Installment                                  1         6
                                          -------   -------
          Total recoveries                $    15   $    18
                                          -------   -------
   Net charge-offs                            (48)     (149)

Provision charged to expense                  225       292

Balance of allowance for possible
  loan losses at end of period              1,085       908

Ratio of net charge-offs during
period to average loans outstanding          0.07%     0.25%

     The following table shows a breakdown of the allowance for possible loan losses as of the end of the two most recent fiscal years.

                Breakdown of Allowance for Possible Loan Losses
                -----------------------------------------------

                                                      December 31
                                                      -----------

                                                 (Dollars in Thousands)
                                                 ----------------------
                                           1997                         1996
                                         --------                      -------
                                              % of Loans to              % of Loans to
                                     Amount     Total Loans     Amount     Total Loans
                                     ------     -----------     ------     -----------
Risk Category 1 (Excellent)          $    1           0.28%       $  1           1.15%
Risk Category 2 (Good)                    4           1.83%          2           1.36%
Risk Category 3 (Pass)
  Commercial                            229          58.20%        230          64.23%
  Consumer                               86          21.09%         69          19.55%
Risk Category 4 (Pass/Monitor)           74           9.51%         49           7.30%
Risk Category 5 (Watch)                  17           1.47%         24           2.43%
Risk Category 6 (Substandard)           259           2.22%        133           1.34%
Risk Category 7 (Doubtful)                0           0.00%          7           0.02%
SBA Loans Sold (Retained                 18           0.47%         35           1.04%
Portion)
Bankcard Loans                           54           1.39%         26           1.58%
Specifically Identified Potential       227           3.54%        n/a            n/a
Losses
Commitments to Lend under
Lines of Credit                          76            n/a          70            n/a

Supplementary Allowance Not
Specifically Allocated                   40            n/a         262            n/a
                                     ------         ------        ----         ------

                              $1,085         100.00%    $908         100.00%

     V. DEPOSITS. The average amount of deposits and average rates paid on such deposits is summarized for the periods indicated in the following table.

                                              Fiscal Years Ended December 31
                                             --------------------------------
                                                  (Dollars in Thousands)
                                                    1997         1996
                                                  --------     ---------
                                                        Rate   Amount   Rate
                                                        ----   ------   ----
     Non-interest bearing demand deposits     $21,158    n/a   $17,860   n/a
                                              -------   ----   -------  ----
     Interest bearing deposits:
       NOW Accounts                             4,842   1.84%    4,228  2.13%
       Money Market Accounts                   23,689   4.20%   17,898  4.26%
       Savings Accounts                         2,641   2.50%    3,215  2.52%
       Other Time Deposits                     38,954   5.67%   33,651  5.82%
                                              -------   ----   -------  ----
     Total interest bearing deposits          $70,126   4.79%  $58,992  4.90%
                                              =======   ====   =======  ====

     Maturities of time certificates of deposit over $100,000 as of the end of the two most recent fiscal years are shown below.

                                                       December 31
                                                       -----------

                                                  (Dollars in Thousands)
                                          1997                             1996
          Maturities
          ----------
          3 months or less               $ 5,442                          $3,218
          Over 3 through 6 months          3,802                           4,083
          Over 6 through 12 months         2,397                           1,137
          Over 1 year through 5 years        977                             719
          Over 5 years                         0                               0
                                         -------                          ------
               Total                     $12,618                          $9,157
                                         =======                          ======

     VI. RETURN ON EQUITY AND ASSETS. Certain ratios for the two most recent fiscal years are as follows.

                             Fiscal Year Ended December 31
                             ------------------------------

Ratio                        1997                     1996
-----                        -----                    ----
Return on average assets      0.75%                   0.64%

Return on average equity     10.42%                   9.23%

Equity to average assets      7.26%                   6.89%


Dividend payout                  0                       0

     VII  SHORT-TERM BORROWINGS. None.

     The following table sets forth the changes in net interest income and in the economic value of equity that could be expected to result from changes in market rates of interest. Based on asset and liability pricing and pricing characteristics existing on December 31, 1997, and adjusting for anticipated pre-payment and decay rates, an analysis of the effect of an increase or decrease in the market rate of interest of between 100 and 400 basis points results in the following effect on net interest income and economic value of equity:



                     Net Interest Income and Market Value

                              Summary Performance

                               ($ in thousands)

                      Net Interest Income                         Economic Value of Equity
   Projected
 Interest Rate     Estimated      $ Change     % Change      Estimated     $ Change      % Change
   Scenario            Value     From Base    From Base          Value    From Base     From Base
     +400             $5,540          $279        5.30%         $5,822     ($4,432)       -43.22%
     +300              5,468           207        3.93%          6,802      (3,452)       -33.66%
     +200              5,402           141        2.68%          7,923      (2,331)       -22.73%
     +100              5,333            72        1.37%          9,067      (1,187)       -11.58%
     Base              5,261             0        0.00%         10,254           0          0.00%
     -100              5,178          (83)       -1.58%         11,357       1,103         10.76%
     -200              5,075         (186)       -3.54%         12,325       2,071         20.20%
     -300              4,914         (347)       -6.60%         13,076       2,822         27.52%
     -400              4,758         (503)       -9.56%         14,229       3,975         38.77%


FORWARD-LOOKING STATEMENTS

     The section, as well as certain other sections of this Form 10-SB, may contain forward-looking statements regarding, among other possible items, anticipated trends in the Company's business. These forward-looking statements are based on the Company's current expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of various factors, including, among other possible ones, competition, regulatory, economic and business influences, services and products, business and growth plans and strategies, and other relevant market conditions. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this section or other sections of this Form 10-SB will in fact transpire or prove to be accurate.

EMPLOYEES

     As of December 31, 1997, the Company had no compensated employees and the Bank had a total of 73 full-time equivalent employees. See "General - INB Mortgage" above for information about the number of employees of INB Mortgage. The employees are not represented by any collective bargaining unit, and relations between management and employees are considered good.

YEAR 2000

     The Company is aware of the issues associated with the programming code in existing computer systems as the millennium ("Year 2000") approaches. The Year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

     It is anticipated that all reprogramming efforts and initial testing will be completed by September 30, 1998. Additional testing will take place throughout the remainder of 1998 and all of 1999 to further determine that enhancements made to the Bank's data processing system are fully functional beyond the end of the century. Substantially all of the Bank's programs operate within a software package that was written within the last five years with the Year 2000 issue in mind and with the capability to store data information in a Year 2000 compliant format. The software vendor has completed testing and has certified its software fully compliant. On site testing, utilizing Bank hardware, operating and application software, and peripherals, will be substantially complete by the end of September. Some minor third party software applications, not critical to the continued smooth operation of the Bank, will not be available until year-end 1998 which means additional testing will continue into 1999. The Bank has established a budget in excess of $300,000 in support of its Year 2000 efforts. Nearly half that amount represents purchase of new equipment that replaces equipment that was slated for replacement irrespective of Year 2000 concerns. Another third of the Year 2000 budget represents the value of time spent by Bank personnel dealing with the issue. While Year 2000 personnel expenses do not impact Bank earnings, as the individuals involved would have been paid the same amount regardless, the time spent on Year 2000 issues is time that cannot be spent on other opportunities available to the Bank. Actual out of pocket cost directly related to Year 2000 concerns is anticipated to be less than $50,000 and relates to replacement of a small number of personal computers and upgrade of commercially available software products, such as word processing and spreadsheets.

 DESCRIPTION OF PROPERTY

     The Company does not own or lease any real property and does not own any personal property other than the stock of its subsidiaries, but utilizes the premises and equipment of the Bank.

     The Bank owns the branch (the Northpointe branch) located in north Spokane, Washington. The Bank also owns the building for the branch (the South Hill branch) located in south Spokane, Washington, constructed on leased land.

     The Bank leases its principal office and main branch located (at the Paulsen Center) in downtown Spokane, Washington. The Bank also leases additional, adjacent space which is used for a drive-through banking station and parking facilities.

     The Bank leases a total of six other branches situated inside retail grocery stores. The Bank leases an additional branch in Coeur d'Alene, Idaho (the Sherman Avenue branch). Four are located in or around Spokane, Washington, including the Spokane Valley, Airway Heights and north Spokane (the Spokane Valley branch, the Airway Heights branch, the North Foothills branch and the Indian Trail branch). The remaining branches in leased facilities are located in Post Falls, Idaho (the Post Falls branch) and Coeur d'Alene, Idaho (the Appleway branch).

     In addition to the one owned location, the Bank has made significant building improvements in the one ground-leased location and leasehold improvements in the eight leased locations. As of December 31, 1997, the total net book value of the Company's consolidated premises and equipment was $2,434,792.

     INB Mortgage leases its sole office located in downtown Spokane, Washington.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

DIRECTORS

     The Board of Directors of the Company currently consists of thirteen members and is divided into three classes. Directors within each class are elected to three-year terms, meaning that under ordinary circumstances, at any given time, approximately one-third of the Board would be in its second year of service and another one-third would be in its third year of service. The same persons currently serve as directors of the Bank and are elected in the same manner.

     Dwight B. Aden, Jr. - Mr. Aden is 55 and was elected as a director of the Bank and the Company on May 20, 1996. His term as a director will be up for election at the annual meeting of shareholders to be held in 1999. During the past five years, Mr. Aden has been a senior member and an owner of Jones & Mitchell Insurance Co., an insurance brokerage firm in Spokane, Washington.

     Jimmie T.G. Coulson - Mr. Coulson is 64 and has been a director of the Bank since its incorporation on May 26, 1989. He has been a director of the Company since March 30, 1992. Mr. Coulson's current term as director of the Bank will be up for election at the annual meeting of shareholders to be held in 1999.
During the past five years, Mr. Coulson has been the President and Chief Executive Officer of The Coeur d'Alene's Company, a steel service center and fabrication facility located in Spokane, Washington.

     Harlan D. Douglass - Mr. Douglass is 61 and has been a director of the Bank since May 26, 1989. He has been a director of the Company since March 30, 1992. Mr. Douglass' current term as a director of the Bank will be up for election at the annual meeting of shareholders to be held in 1999. Mr. Douglass' primary business activities consist of the management of a diversified real estate business, including multifamily and commercial projects.

     Freeman B. Duncan - Mr. Duncan is 51 and was elected as a director of the Bank and the Company on May 20, 1996. His term as a director will be up for election at the annual meeting of shareholders to be held in 1999. Mr. Duncan is an attorney specializing in real estate matters.

     Donald A. Ellingsen, M.D. - Dr. Ellingsen is 61 and was elected as a director of the Bank and the Company on May 20, 1996. His term as a director will be up for election at the annual meeting of shareholders to be held in 1999. Dr. Ellingsen is an ophthalmologist and a member of the Spokane Eye Clinic, Spokane, Washington.

     Clark H. Gemmill - Mr. Gemmill is 55. He has been a director of the Bank since its incorporation on May 26, 1989 and a director of the Company since March 30, 1992. Mr. Gemmill's current term as a director will be up for election at the annual meeting of shareholders to be held in 1998. During the past five years, he has been a Vice President with Paine Webber (successor in interest to Kidder, Peabody Inc.), a financial investment firm with a branch office in Spokane, Washington.

     Bryan S. Norby - Mr. Norby is 41. He has been a director of the Bank since August 15, 1989, and a director of the Company since March 30, 1992. Mr. Norby's current term as a director of the Bank will be up for election at the Annual Meeting of the Shareholders to be held in 2000. Mr. Norby is a certified public accountant and is Treasurer and Financial Analyst for a Boise, Idaho based business enterprise.

     Richard H. Peterson - Mr. Peterson is 63 and has been a director of the Bank since its incorporation on May 26, 1989. He has been a director of the Company since March 30, 1992. Mr. Peterson's current term as a director of the Bank will be up for election at the annual meeting of the shareholders to be held in 2000. During the past five years, Mr. Peterson has been the

President and Chief Executive Officer of Peterson & Company, an independent investment securities firm in Spokane, Washington until 1994 and, thereafter, a vice president of Everen Securities at its branch in Spokane.

     Hubert F. Randall - Mr. Randall is 69. He has been a director of the Bank since its incorporation on May 26, 1989 and has been a director of the Company since March 30, 1992. Mr. Randall's current term as a director of the Bank will be up for election at the annual meeting of the shareholders to be held in 2000. Mr. Randall retired as the Executive Vice President and Chief Executive Officer of Kim Hotstart Manufacturing Company, Inc., a Spokane company specializing in the design and manufacture of heating systems for industrial engines, during July 1990.

     Phillip L. Sandberg - Mr. Sandberg is 65 and has been a director of the Bank since its incorporation on May 26, 1989. He has been a director of the Company since March 30, 1992. Mr. Sandberg's current term as a director of the Bank will be up for election at the annual meeting of the shareholders to be held in 1999. During the past five years, Mr. Sandberg has been the President and Chief Executive Officer of Sandberg Securities, an independent investment services firm in Spokane, Washington.

     Frederick M. Schunter - Mr. Schunter is 61; he is a director, President and Chief Executive Officer of the Bank. He has fulfilled those capacities with the Bank since its incorporation on May 26, 1989 and he has been a director of the Company since December 10, 1991. Mr. Schunter's term as a director will be up for election at the annual meeting of shareholders to be held in 1998.

     William E. Shelby - Mr. Shelby is 59 and has been a director of the Bank since its incorporation on May 26, 1989. He has been a director of the Company since March 30, 1992. Mr. Shelby's current term as a director of the Bank will be up for election at the annual meeting of shareholders to be held in 1998. Mr. Shelby is employed as the Vice President of Store Development for U.R.M. Stores, Inc.

     James R. Walker - Mr. Walker is 64 and has been a director of the Bank since its incorporation on May 26, 1989. He has been a director of the Company since March 30, 1992. Mr. Walker's current term as a director of the Bank will be up for election at the annual meeting of the shareholders to be held in 1998. Mr. Walker was the President and Chief Executive Officer of Hazen & Clark, Inc., a general contracting firm, from 1968 until his retirement in 1995.

OFFICERS

     In addition to Mr. Schunter, the officers of the Bank are:

     Jennifer L. Johnson - Ms. Johnson is 37 and is the Secretary, Treasurer and Cashier of the Bank. She also is the Secretary of the Company. She has been employed by the Bank from 1989 to date.

     Christopher C. Jurey - Mr. Jurey is 48 and has been an officer of the Bank since 1991. Prior to that time, Mr. Jurey was a Commercial Loan Officer; he currently is an Executive Vice President.

     Randall L. Fewel - Mr. Fewel is 49 and joined the Bank as a Vice President and Senior Loan Officer in March 1994. He currently is an Executive Vice President.

     There are no family relationships among these directors and executive officers.

REMUNERATION OF DIRECTORS AND OFFICERS

     The following table sets forth information as to remuneration received by the three highest paid employees or officers of the Bank in the 1997 fiscal year. No officer or director of the Company has received any remuneration or indirect financial benefit to date.

--------------------------------------------------------------------------------
                                                           Aggregate annual
 Name of individual or   Capacities in remuneration         remuneration
 identity of group              was received             for last fiscal year
--------------------------------------------------------------------------------
Frederick M. Schunter    President and Chief Executive            $155,477.87(1)
                         Officer
--------------------------------------------------------------------------------
Christopher C. Jurey     Executive Vice President                 $ 94,472.49
--------------------------------------------------------------------------------
Randall L. Fewel         Executive Vice President                 $102,312.32
--------------------------------------------------------------------------------

(1) Does not include benefits under a retirement plan for Mr. Schunter which is further described below. The net post-retirement cost recognized for this plan in fiscal year 1997 was $35,000.

     Directors of the Bank receive an attendance fee in the amount of $200 per meeting and $75 per committee meeting. Directors also receive 100 shares of Common Stock of the Company annually. A compensation arrangement has not been established for the directors of the Company as yet. The aggregate annual remuneration of officers and directors of the Bank as a group was $501,969.86 for fiscal 1997.

     The Bank and Frederick M. Schunter entered into an Employment Agreement dated January 1, 1991. This employment agreement has been amended, effective January 1, 1994. The employment term has been changed to a continuous period until such time as the Bank notifies the employee that the Bank will establish an employment term of three years commencing with the date of receipt of the notice by the employee. At that time, the Bank also has the right to terminate the employee without cause. The agreement provides that the directors will set the Fixed Salary each year. The amended agreement also contains a covenant not to compete providing, essentially, that the employee may not compete with the Bank during a term of employment or for a period of three years following a voluntary termination of employment; if there has been a change in control, as defined by that agreement, then the covenant not to compete will be for a period of two years. Mr. Schunter's current Fixed Salary is $130,000.

     The Bank has entered into employment agreements with Mr. Jurey; Mr. Fewel and Ms. Johnson; these employment agreements provide for a continuous employment term until such time as the Bank notifies the employee that the Bank will establish an employment term of one (1) year commencing with the date of receipt of notice by the employee. The Fixed Salary for Christopher C. Jurey currently is $85,910, the Fixed Salary for Randall L. Fewel currently is $85,910 and the Fixed Salary for Jennifer L. Johnson is $66,000.

     The Bank has purchased and maintains a term life insurance policy for the benefit of the Chief Executive Officer during the employment term in the aggregate amount of $250,000. The Bank is the owner and beneficiary of life insurance policies on Mr. Schunter with a total face value of $226,274 and cash surrender value of $95,379 and $66,390 at December 31, 1997 and 1996, respectively.

     Mr. Schunter also has an unfunded retirement plan which vests in full at retirement. The plan provides for monthly payments to the executive upon his retirement or termination of employment and, alternatively, to his designated beneficiary in the event of his death, for a period of fifteen years following retirement at age 65. At December 31, 1997 and 1996, $99,764 and $64,764, respectively, has been accrued under this plan. This liability is recognized in accrued interest and other liabilities in the financial statements. The present value at retirement of the retirement benefit obligation is approximately $220,173. The unfunded benefit is being expensed over the period of service through his expected retirement age. The net post-retirement benefit cost recognized during the years ended December 31, 1997 and 1996, was $35,000 and $33,000, respectively.

     Both the Bank and the Company are and will be highly dependent upon the services of Mr. Schunter, Mr. Jurey, Mr. Fewel, and Ms. Johnson. Other than the Employment Agreements described herein, neither the Bank nor the Company have any specific arrangement with these individuals to assure that they will remain with the Bank or the Company and not compete upon termination of their employment.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

---------------------------------------------------------------------------------
(1)                            (2)                     (3)             (4)
Title of Class      Name and address of owner     Amount owned   Percent of Class
---------------------------------------------------------------------------------
Common Stock      F. M. Schunter
                  421 West Riverside, Suite 113         17,521          3.3%/(1)/
                  Spokane, WA  99201-0403
---------------------------------------------------------------------------------
Common Stock      Christopher C. Jurey                   5,367         1.0% /(2)/
                  421 West Riverside, Suite 113
                  Spokane, WA  99201-0403
---------------------------------------------------------------------------------
Common Stock      Randall L. Fewel                       1,457          .27%/(3)/
                  421 West Riverside, Suite 113
                  Spokane, WA  99201-0403
---------------------------------------------------------------------------------
Common Stock      Jennifer L. Johnson                      400          .07%/(4)/
                  421 West Riverside, Suite 113
                  Spokane, WA  99201-0403
---------------------------------------------------------------------------------

/(1)/ Mr. Schunter holds warrants to purchase an additional 8,834 shares of Common Stock of the Company for which, if exercised, he will receive 2,924 additional shares due to stock dividends declared since issuance and the appreciation rights established within the terms of the warrant certificate. He also has options to purchase an additional 4,000 shares at option prices ranging between $21.00 and $25.00. An option to purchase an additional 1,000 shares with a ten-year term was granted for fiscal year 1997 at an option price of $26.00, subject to a vesting schedule of 20% per year after the first year.

/(2)/ Mr. Jurey has options to purchase 1,500 shares of common stock of the Company at option prices ranging between $24.50 and $25.00. An option to purchase an additional 500 shares with a ten-year term was granted for fiscal year 1997 at an option price of $26.00, subject to a vesting schedule of 20% per year after the first year.

/(3)/ Mr. Fewel has options to purchase 1,500 shares of common stock of the Company at option prices ranging between $24.50 and $25.00. An option to purchase an additional 500 shares with a ten-year term was granted for fiscal year 1997 at an option price of $26.00, subject to a vesting schedule of 20% per year after the first year.

/(4)/ Ms. Johnson has options to purchase 1,900 shares at option prices ranging between $21.00 to $25.00. An option to purchase an additional 500 shares was granted for fiscal year 1997 at an option price of $26.00, subject to a vesting schedule of 20% per year after the first year.

        The stock options referred to above are accounted for under AB25-Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized by the Company related to these stock options.

        Officers and directors as a group own of record, to knowledge of the Company, 113,780 shares of common stock of the Company, representing 21.25% of the outstanding shares of common stock. Directors as a group hold warrants to purchase an additional 75,142 shares of common stock. No shareholder presently owns more than ten percent (10%) of the outstanding shares of common stock of the Company.

--------------------------------------------------------------------------------
                    Title and amount of
                     securities called for
                   by options, warrants
 Name of holder          or rights          Exercise price      Date of Expiration
-----------------------------------------------------------------------------------
F.M. Schunter          option - 1000                $21.00      December 20, 1998
                       option - 1000                 24.50       January 1, 2000
                       option - 1000                 25.00       January 2, 2001
                       option - 1000                 25.00       January 2, 2007
                       option - 1000                 26.00       January 1, 2008
                     warrants - 11,758               11.27       January 16, 2000
                                                (as adjusted)
-----------------------------------------------------------------------------------
Officers and               86,542              As stated above   As stated above
Directors as a
group
-----------------------------------------------------------------------------------

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     The Bank has had, and may be expected to have in the future, deposits and loans in the ordinary course of business with directors, officers, their immediate families and affiliated companies in which they are principal shareholders, all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable banking transactions with others. The loan balance of any one related party is not material. The aggregate loan balances with related parties at December 31, 1997 was $970,036, including unused commitments.


SECURITIES BEING REGISTERED

     Each holder of shares of the Company's common stock has equal rights to receive dividends, if any, declared thereon by the Board of Directors. Each holder of shares of the Company's common stock has equal voting rights on matters on which they are entitled to vote under the Washington Business Corporation Act and the Company's Articles of Incorporation and such holders do not have cumulative voting rights in the election of directors. Under the Company's Articles of Incorporation, shareholders do not have preemptive rights to acquire additional shares of common stock or other securities of the Company.

     Under the Company's Articles of Incorporation, the Board of Directors has the authority to authorized the issuance of shares of preferred stock and to establish the rights, preferences and privileges thereof without shareholder approval.

     Under the Company's Articles of Incorporation and Bylaws, the Board of Directors is divided into three classes with staggered three-year terms, which could have the effect of delaying, deferring or preventing a change in control.

                                    PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     There is no established public trading market for the Company's shares of common stock. Transactions take place from time to time and the Company becomes aware of those transactions if certificates are presented for transfer. Quotations are published in a daily newspaper in Spokane, Washington, but those quotations are not reflective necessarily of actual transactions. The quotations are prepared by a registered broker as a guide to shareholders intending to engage in a transaction. The high and low range of those quotations by quarters for the Company's last two fiscal years is set forth below.

                                   1997*               1996

                             High      Low       High      Low
January 1 - March 31       $25.0000  $24.0000  $26.0000  $24.8750
April 1 - June 30          $25.0000  $25.0000  $25.2500  $25.2500
July 1 - September 30      $25.0000  $25.0000  $25.2500  $25.2500
October 1 - December 31    $27.0000  $25.0000  $26.0000  $25.2500

     * In January 1997 the Company declared a 10% stock dividend. In June 1997 existing shareholders were allowed to purchase one additional share for each five shares owned. The exercise price on the "Rights" offering was well below market, at $16.00 per share. The quotations listed above have not been adjusted to reflect the effect that the issuance of additional shares, some of which were below market, may have had on actual transaction values or quotations.

     The above quotations also do not reflect inter-dealer prices and should not be considered over-the-counter market quotations as that term is customarily used. To the best knowledge of the Company, the highest and lowest prices per share paid in actual transactions during the quarter ended December 31, 1997 was $27.00 and $25.00, respectively.

HOLDERS

     As of December 31, 1997, there were approximately 398 holders of record of the Company's common stock, including shares held, to the best knowledge of the Company, by non-affiliated depositories. The Company has relied upon information received from those depositories in determining the number of record holders.

DIVIDENDS

     In the last two fiscal years, the Company has not declared or paid any cash dividends on its common stock.

     Under the Washington Business Corporation Act, dividends may not be paid if, after the payment is made, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities (plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders, if any, whose preferential rights are superior to those receiving the distribution).

     The principal source of the Company's revenue and cash flow is dividends from the Bank and other subsidiaries. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends or otherwise make distributions or supply funds to the Company. In addition, bank regulators may have authority to prohibit a bank subsidiary from paying dividends, depending on the bank subsidiary's financial condition, if such payment is deemed to constitute an unsafe or unsound practice.

     Earnings appropriated to bad debt reserves for losses and deducted for federal income tax purposes are not available for dividends without the payment of taxes at the current income tax rates on the amount used.

ITEM 2.   LEGAL PROCEEDINGS

     Outside of proceedings undertaken in the ordinary course of business, there are no pending legal proceedings in which the Company or the Bank is a party or any of their respective properties is subject. There are no pending legal proceedings in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of the common stock of the Company, or any security holder of the Company is a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     During the Company's two most recent fiscal years, there has been no resignation (or declination to stand for re-election) or dismissal of the principal independent accountant of the Company or any significant subsidiary.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     During the last three fiscal years, the Company has sold the following securities without registering them under the Securities Act of 1933, as amended; (the "Securities Act"): (1) the Company issued a total 117,872 shares of common stock on July 16, 1997 at a purchase price per share of $16.00 for total proceeds (before costs) of $1,885,952 in a rights offering to existing security holders pursuant to the exemption under Regulation A of the Securities Act; (2) the Company declared a stock dividend of 10% of the outstanding shares of common stock to shareholders of record on January 15, 1997 with a total of 37,480 shares being issued on February 14, 1997 pursuant to the exemption under Section 2(3) of the Securities Act that registration is not required for securities which are not issued "for value"; (3) the Company declared a stock dividend of 10% of the outstanding shares of common stock to shareholders of record on December 1, 1994 with a total of 33,894 shares being issued on January 15, 1995 pursuant to the same exemption; (4) the number of shares of common stock purchasable under outstanding warrants was increased by a total of 16,392 and 14,901 shares, respectively, in connection with the two stock dividends referred to above as a result of anti-dilution adjustment provisions in such warrants, which warrants were issued pursuant to the general private placement exemption under Section 4(2) of the Securities Act; (5) the Company issued a total of 2,633 shares of common stock on August 29, 1997 and October 20, 1997 at an average exercise price of $11.39 per share for total proceeds (before costs) of $30,000 upon exercise of certain of such warrants; (6) the Company issued a total of 1,400 shares of common stock on January 15, 1997 at an average exercise of $17.50 for total proceeds (before costs) of $24,500 upon exercise of outstanding options, which options were issued pursuant to the general private placement exemption under Section 4(2) of the Securities Act; and (7) the Company issued a total of 1,300 shares of common stock on June 9, 1997 and a total of 800 shares of common stock on September 30, 1996 and April 22, 1996 to directors as part of the Company's director compensation package pursuant to the general private placement exemption under Section 4(2) of the Securities Act. The foregoing information regarding sales of unregistered securities during the last three fiscal years does not include securities issued in connection with the acquisition of INB Mortgage since that acquisition occurred after the end of the Company's most recent fiscal year.


ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Article IV of the Company's Articles of Incorporation, as amended, ("Articles") provides as follows:

          Limitation on Liability. To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination or the liability of Directors, a Director of this Corporation shall not be liable to this Corporation or its shareholders for monetary damages for conduct as a Director, except for:

               a. Acts or omissions of the Director finally adjudged to be intentional misconduct or a knowing violation of law by the Director;

               b. Conduct of the Director finally adjudged to be in violation of RCW 23B.08.310 (which involves certain distributions by the Corporation); or

               c. Any transaction with respect to which it was finally adjudged that such Director personally received a benefit in money, property, or services to which the Director was not legally entitled.

          If the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Washington business Corporation Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely effect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

          This limitation shall not apply to any act or omission occurring before the effective date of this paragraph.

         The Corporation shall have the power to indemnify any directors, officers, or former directors or officers of the Corporation, or any person who may have served at the Corporations's request as a director or officer of another corporation, against expenses actually and reasonable incurred by such person in connection with the defense of any action, suit or proceeding, civil or criminal, in which he becomes a party by reason of being or having been such director or officer, to the full extend permitted by the laws of the State of Washington, as such laws at any time may be in force and effect.

          The Corporation also, to the full extent permitted by the laws of the State of Washington, shall have the power to enter into an agreement to advance expenses and litigation costs of any director or former director, without making any determination of the director's good faith, reasonable beliefs, or beliefs with regard to the lawfulness of his or her activity and without following the provisions of RCW 23B.08.550 or any subsequent or similar provision of Washington law. The indemnification so authorized shall not protect or purport to protect any director against any liability to the Corporation or the shareholders to which he or she otherwise would be subject by reason of intentional misconduct, knowing violation of law, any violation of RCW 23B.08.320, or in connection with any transaction with respect to which it is finally adjudged that such director personally received a benefit in money, property or services to which that director was not legally entitled. The indemnification so authorized shall continue in effect as it relates to all acts or omissions committed while the director held his or her position, notwithstanding his or her subsequent resignation or removal from that position, and the indemnification shall inure to the benefit of the heirs, executors, and administrators of that person or his or her estate.

     Article IV of the Company's Bylaws, as amended, provides as follows:

          Section 1. Right to Indemnification. Each individual who was
          ---------  ------------------------
     or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the Corporation or, that while serving as a

     Director or officer of the Corporation, he or she is or was also serving at the request of the Corporation as a Director, officer, partner, trustee, employee or agent of another foreign or domestic corporation or of a foreign or domestic partnership, joint venture, trust, employee benefit plan or other enterprise (hereinafter an "indemnitee"), whether the basis of a proceeding is alleged action in an official capacity as such a Director, officer, employee, partner, trustee, or agent or in any other capacity while serving as such a Director, officer, employee, partner, trustee, or agent, shall be indemnified and held harmless by the Corporation to the full extent permitted by the Articles of Incorporation and by applicable law as then in effect, against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a Director, officer, employee, partner, trustee, or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that no indemnification shall be provided to any such indemnitee if the Corporation is prohibited by the Articles of Incorporation or by the Washington Business Corporation Act or other applicable law as then in effect from paying such indemnification; and provided, further, that except as provided in Section 2 of this Article with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if a proceeding (or part thereof) was authorized or ratified by the Board. The right to indemnification conferred in this Section 1 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition (hereinafter an "advancement of expenses"). Any advancement of expense" shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 1 and upon delivery to the Corporation of a written affirmation (hereinafter an "affirmation") by the indemnitee of his or her good faith belief that such indemnitee has met the standard of conduct necessary for indemnification by the Corporation pursuant to this Article.

          Section 2.  Right of Indemnitee to Bring Suit. If a claim
          ---------   ---------------------------------
     under Section 1 of this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part, in any such suit or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. The indemnitee shall be presumed to be entitled to indemnification under this Article upon submission of a written claim (and, in an action brought to enforce a claim for an advancement of expenses, where the required undertaking and affirmation have been tendered to the Corporation) and thereafter the Corporation shall have the burden of proof to overcome the presumption that the indemnitee is so entitled. Neither the failure of the Corporation (including the Board, independent legal counsel or the shareholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances nor an actual determination by the Corporation (including the

     Board, independent legal counsel or the shareholders) that the indemnitee is not entitled to indemnification shall be a defense to the suit or create a presumption that the indemnitee is not so entitled.

          Section 3. Nonexclusivity of Rights. The right to
          ---------  ------------------------
     indemnification and the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation or Bylaws of the Corporation, general or specific action of the Board, contract or otherwise.

          Section 4. Insurance, Contracts and Funding. The Corporation
          ---------  --------------------------------
     may maintain insurance, at its expense, to protect itself and any individual who is or was a Director, officer, employee or agent of the Corporation or who, while a Director, officer, employee or agent of the Corporation is or was serving at the request of the Corporation as a Director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability or loss asserted against or incurred by the individual in that capacity or arising from the individual's status as a Director, officer, employee or agent, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Washington Business Corporation Act. The Corporation may enter into contracts with any Director, officer, employee or agent of the Corporation in furtherance of the provisions of this Article and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Section.

          Section 5. Indemnification of Employees and Agents of the
          ---------  ----------------------------------------------
     Corporation.  The Corporation may, by action of the Board, grant
     -----------
     rights to indemnification and advancement of expenses to employees and agents of the Corporation with the same scope and effect as the provisions of this Article with respect to the indemnification and advancement of expenses of Directors and officers of the Corporation or pursuant to rights granted pursuant to, or provided by, the Washington Business Corporation Act or otherwise.

          Section 6. Persons Serving Other Entities. Any individual
          ---------  ------------------------------
     who is or was a Director, officer or employee of the Corporation who, while a Director, officer or employee of the Corporation, is or was serving (a) as a Director or officer of another foreign or domestic corporation of which a majority of the shares entitled to vote in the election of its Directors is held by the Corporation or (b) in an executive or management capacity in a foreign or domestic partnership, joint venture, trust or other enterprise of which the Corporation or a wholly owned subsidiary of the Corporation is a general partner or has a majority ownership shall be deemed to be so serving at the request of the Corporation and entitled to indemnification and advancement of expenses under Section 1 of this Article.

     The Company has entered into indemnification agreements with each director as contemplated in the foregoing indemnification provisions.

     Insurance is maintained on a regular basis against liabilities arising on the part of directors and certain officers out of their performance in such capacities or arising on the part of the Company out of the foregoing indemnification provisions, subject to certain exclusions and to policy limits.

     Reference is made to Revised Code of Washington Section 23B.08.510 et. seq., which sets forth the extent to which indemnification and maintenance of insurance is permitted under the Washington Business Corporation Act.

                                    PART F/S


              INLAND NORTHWEST BANCORPORATION, INC.AND SUBSIDIARY
                           1997 FINANCIAL STATEMENTS

                                                                            Page
Table of Contents

INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATED
FINANCIAL STATEMENTS                                                         34

CONSOLIDATED FINANCIAL STATEMENTS

          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                     35

          CONSOLIDATED STATEMENTS OF INCOME                                  36

          CONSOLIDATED STATEMENTS OF CHANGES IN
          STOCKHOLDERS' EQUITY                                               37

          CONSOLIDATED STATEMENTS OF CASH FLOWS                              38

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                         40

                     [McFarland & Alton, P.S. Letterhead]


                         Independent Auditor's Report
                         ----------------------------

To the Board of Directors
Inland Northwest Bancorporation, Inc.
Spokane, Washington

We have audited the accompanying consolidated statements of financial condition of Inland Northwest Bancorporation, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inland Northwest Bancorporation, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Notes 1, 2, and 20 to the consolidated financial statements, the Corporation changed its method of accounting for earnings per share effective January 1, 1997, to conform with Statement of Financial Accounting Standards No. 128.


                              /s/ McFarland & Alton, P.S.

January 13, 1998, except for Note 22
 as to which the date is January 20, 1998

ASSETS

                                                             -----------------------------
                                                                   1997           1996
                                                             -----------------------------
Cash and due from banks                                         $  7,404,503   $ 7,614,850
Federal funds sold                                                 7,947,500     2,725,000
Securities available-for-sale (Note 3)                            23,035,683    18,697,374
Securities held-to-maturity (Note 3)                                 969,770     1,573,089
Federal Home Loan Bank (FHLB) stock, at cost                         309,200       267,900
Loans receivable, net of allowance for loan losses
   1997 $1,085,374; 1996, $908,368 (Note 4)                       76,523,949    65,538,949
Premises and equipment (Note 5)                                    2,434,792     1,909,172
Accrued interest receivable                                          700,979       655,013
Foreclosed real estate, net of allowances of 1997 $85,681;
   and 1996 $-0- (Note 6)                                            566,941             -
Other assets (Notes 12 and 13)                                       459,293       554,948
                                                                ------------   -----------

         TOTAL ASSETS                                           $120,352,610   $99,536,295
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (Note 7)                                               $101,711,216   $87,230,017
Securities sold under repurchase agreements (Notes 3 and 9)        8,434,126     5,209,616
Accrued interest and other liabilities (Note 12)                     684,362       548,403
Federal Home Loan Bank advances (Note 8)                              62,684             -
                                                                ------------   -----------
         TOTAL LIABILITIES                                       110,892,388    92,988,036
                                                                ------------   -----------

COMMITMENTS AND CONTINGENCIES
   (Notes 5, 10, 11, and 13)

STOCKHOLDERS'' EQUITY
   Common stock, no par value, authorized
      1,000,000 shares; issued 535,398 and 412,113 shares
      (Notes 14 and 15)                                            8,064,281     6,113,286
   Retained earnings (Note 15)                                     1,234,762       408,441
   Net unrealized gain on securities available-for-sale,
      net of tax 1997 $86,788; 1996, $13,668                         161,179        26,532
                                                                ------------   -----------
         TOTAL STOCKHOLDERS' EQUITY                                9,460,222     6,548,259
                                                                ------------   -----------

         TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY                                              $120,352,610   $99,536,295
                                                                ------------   -----------

       The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                            --------------------------
                                                                 1997         1996
                                                            --------------------------
Interest Income:
   Loans receivable, including fees                            $7,329,813   $5,998,979
   Investment securities:
      U.S. Treasury securities                                    315,491      387,082
      U.S. government agency securities                           821,359      556,851
      Other securities                                            138,379      155,719
   Federal funds sold                                             366,522      175,857
                                                            -------------  -----------

         TOTAL INTEREST INCOME                                  8,971,564    7,274,488
                                                            -------------  -----------
Interest Expense:
   Deposits                                                     3,358,491    2,891,233
   Repurchase agreements                                          471,863      269,670
                                                            -------------  -----------

         TOTAL INTEREST EXPENSE                                 3,830,354    3,160,903
                                                            -------------  -----------

         NET INTEREST INCOME                                    5,141,210    4,113,585

Provision for loan losses (Note 4)                                225,000      291,600
                                                            -------------  -----------

         NET INTEREST INCOME AFTER PROVISION
            FOR LOAN LOSSES                                     4,916,210    3,821,985
                                                            -------------  -----------

Noninterest income:
   Service charges on deposits                                    542,748      389,082
   Other income                                                   214,430      100,683
                                                            -------------  -----------

                                                                  757,178      489,765
                                                            -------------  -----------
Noninterest expense:
   Salaries and employee benefits                               2,358,453    1,953,130
   Occupancy expense                                              329,183      279,263
   Equipment expense                                              446,977      300,370
   Losses on foreclosed real estate (Note 6)                      107,450            -
   Other operating expenses                                     1,175,078      919,877
                                                            -------------  -----------

                                                                4,417,141    3,452,640
                                                            -------------  -----------

         INCOME BEFORE INCOME TAXES                             1,256,247      859,110

Federal income tax expense (Note 12)                              426,843      291,112
                                                            -------------  -----------

         NET INCOME                                            $  829,404   $  567,998
                                                            -------------  -----------

Earnings per share (Notes 2 and 20)                                 $1.72        $1.27
                                                            -------------  -----------

Earnings per share assuming full dilution (Notes 2 and 20)          $1.43        $1.04
                                                            -------------  -----------

       The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997 AND 1996

                                        Common Stock  Retained            Net Unrealized     Total
                                                      Earnings            Gain (Loss) on
                                                                            Securities
                                                                            Available-
                                                                             For-Sale
                                                                             (Note 3)
                                      -------------------------------------------------------------------
Balance, December 31, 1995               $5,440,010   $  493,879               $ 29,298        $5,963,187

   Net income for 1996                            -      567,998                      -           567,998

   Other                                          -         (160)                     -              (160)

   Issuance of stock to Directors,
      800 shares (Note 15)                   20,000            -                      -            20,000

   Net change in unrealized gain
      (loss) on securities available
      for sale                                    -            -                 (2,766)           (2,766)

   10% stock dividend 37,480
      shares of common stock
       (Note 15)                            653,276     (653,276)                     -                 -
                                      -------------   ----------             ----------         ---------

Balance, December 31, 1996                6,113,286      408,441                 26,532         6,548,259

   Net income for 1997                            -      829,404                      -           829,404

   Exercise of 1,400 stock options           24,500            -                      -            24,500

   Exercise of 2,663 stock warrants          30,000            -                      -            30,000

   Issuance of stock to Directors,
      1,350 shares (Note 15)                 33,750            -                      -            33,750

   Net change in unrealized gain
      (loss) on securities available
      for sale                                    -            -                134,647           134,647

   Fractional shares issued in cash                       (3,083)                     -            (3,083)

   Sale of 117,872 shares of stock        1,862,745            -                      -         1,862,745
                                      -------------   ----------             ----------         ---------

Balance, December 31, 1997               $8,064,281   $1,234,762               $161,179        $9,460,222
                                      -------------   ----------             ----------         ---------

       The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                               ----------------------------
                                                                   1997          1996
                                                               ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                  $    829,404   $    567,998
   Adjustments to reconcile net income to net cash provided
      by operating activities:
      Depreciation                                                  295,791        256,058
      Amortization                                                    4,209          4,209
      Provision for loan losses                                     225,000        291,600
      Provision for losses on foreclosed real estate                 85,681              -
      Accretion of securities discounts                             (34,304)       (37,841)
      Amortization of securities premiums                           147,695        239,906
      Loss on disposal of assets                                     97,017            412
      Loss on sale of foreclosed real estate                         21,769              -
      Stock dividends received                                      (15,900)       (19,323)
      Deferred income taxes                                         133,290        (53,281)
      (Increase) decrease in:
         Accrued interest receivable                                (45,966)      (127,791)
         Other assets                                               (13,583)       (38,371)
      Increase in:
         Accrued interest and other liabilities                     135,959         17,397
                                                               -------------  --------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                1,866,062      1,100,973
                                                               -------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of FHLB stock                                           (25,400)       (41,613)
   Net (increase) decrease in federal funds sold                 (5,222,500)     2,635,000
   Securities available-for-sale:
      Proceeds from maturities or principal payments              5,287,519      6,822,819
      Purchases                                                  (9,518,133)    (9,463,295)
   Securities held-to-maturity:
      Proceeds from maturities or principal payments                815,000              -
      Purchases                                                    (225,000)      (250,000)
   Purchases of premises and equipment                             (918,428)      (307,310)
   Proceeds from sale of foreclosed real estate                     (50,690)             -
   Net increase in loans                                        (11,935,082)   (11,635,618)
                                                               -------------  --------------
         NET CASH USED IN INVESTING ACTIVITIES                  (21,792,714)   (12,240,017)
                                                               -------------  --------------

YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                         ---------------------------------
                                                             1997                 1996
                                                         ---------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposits                              $ 14,481,199       $ 16,143,242
   Net increase (decrease) in securities sold under
      repurchase agreements                                 3,224,510         (1,767,958)
   Proceeds from issuance of capital stock                  1,950,995             20,000
   Payments on fractional shares                               (3,083)                 -
   Proceeds of long term debt                                  62,684                  -
                                                         ---------------    --------------

         NET CASH PROVIDED BY FINANCING ACTIVITIES         19,716,305         14,395,284
                                                         ---------------    --------------

         NET INCREASE (DECREASE) IN CASH
            AND CASH EQUIVALENTS                             (210,347)         3,256,240

Cash and due from banks, beginning of year                  7,614,850          4,358,610
                                                         ---------------    --------------

Cash and due from banks, end of year                     $  7,404,503       $  7,614,850
                                                         ---------------    --------------

SUPPLEMENTAL CASH FLOWS INFORMATION
   Cash paid during the year for:
                                                         $  3,730,911       $  3,149,283
      Interest                                           ---------------    --------------

      Income taxes                                       $    488,836       $    374,547
                                                         ---------------    --------------
SUPPLEMENTAL SCHEDULE OF NONCASH
   INVESTING ACTIVITIES

   Net change in unrealized gain (loss) on securities
      available-for-sale                                 $    207,767       $     (2,766)
                                                         ---------------    --------------

   Acquisition of real estate in settlement of loans     $    725,082       $         -
                                                         ---------------    --------------

       The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION:

The consolidated financial statements include the accounts of Inland Northwest Bancorporation, Inc. (the Corporation) and its wholly owned subsidiary, Inland Northwest Bank (the Bank). All significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF BUSINESS:

Inland Northwest Bank, the wholly owned subsidiary of Inland Northwest Bancorporation, is a state chartered commercial bank under the laws of the state of Washington, and provides banking services primarily throughout eastern Washington and northern Idaho. The Corporation and its subsidiary are subject to competition from other financial institutions, as well as nonfinancial intermediaries. The Corporation and its subsidiary are also subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

BASIS OF FINANCIAL STATEMENT PRESENTATION:

The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of certain assets and liabilities as of the date of the statement of financial condition and certain revenues and expenses for the period. Actual results could differ, either positively or negatively, from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, and the valuation of real estate acquired in connection with foreclosures, or in satisfaction of loans. In connection with the determination of the allowances for loan losses and other real estate owned, management obtains independent appraisals for significant properties.

Management believes that the allowance for loan losses and other real estate owned are adequate. While management uses currently available information to recognize losses on loans and other real estate (when owned), future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and other real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination.

SECURITIES HELD-TO-MATURITY:

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

SECURITIES AVAILABLE-FOR-SALE:

Securities available-for-sale consist of bonds, notes, and debentures not classified as securities held-to-maturity. Unrealized holding gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

LOANS:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. All loans are charged off when the loan becomes 90 days delinquent except for bankcard loans which are charged off when the loan becomes 120 days delinquent, unless they are in the process of collection or adequately collateralized.

The allowance for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Interest is calculated by using the simple interest method on daily balances of the principal amount outstanding.

PREMISES AND EQUIPMENT:

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method. Normal costs of maintenance and repairs are charged to expense as incurred.

FORECLOSED REAL ESTATE:

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. An allowance for impairment losses is used for fluctuations in estimated fair value.

INCOME TAXES:

The Corporation and its subsidiary file a consolidated federal income tax return. The income tax related to the individual entities is generally computed as if each one had filed a separate tax return.

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

EARNINGS PER SHARE:

Earnings per share were computed by dividing net income by the total weighted average common shares outstanding and the additional dilutive effect of stock warrants during the respective periods. The dilutive effect of stock warrants are considered using the treasury stock method. Per share data reflects the stock dividend declared December 17, 1996.

RECLASSIFICATIONS:

Certain December 31, 1996, balances have been reclassified to conform with the December 31, 1997, presentation. The reclassifications had no effect on net income or retained earnings as previously presented.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 1997, FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


financial statement. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Inland Northwest Bancorporation is in the process of determining its preferred format. The adoption of SFAS No. 130 will have no impact on the consolidated statement of financial condition, statement of income, or cash flows.

NOTE 2.  ACCOUNTING CHANGE

Effective January 1, 1997, the Corporation adopted SFAS No. 128, Earnings Per Share (EPS). Under the SFAS earnings per share is presented for basic and diluted EPS on the face of the income statement. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock (see Note 20).

NOTE 3.  INVESTMENTS IN SECURITIES

Securities held by the Corporation have been classified in the consolidated statements of financial condition according to management's intent. The amortized cost of securities and their approximate fair values at December 31, 1997 and 1996, were as follows:

                                                   DECEMBER 31, 1997
                                   ---------------------------------------------------
                                                  GROSS        GROSS
                                   AMORTIZED   UNREALIZED   UNREALIZED
                                     COST        GAINS        LOSSES      FAIR VALUE
                                  ----------  ------------  -----------  ------------
 SECURITIES AVAILABLE-FOR-SALE:
    U.S. government agency
      securities                  $16,068,048     $126,963      $(4,471)  $16,190,540
    U.S. treasury securities        5,054,917      107,312       (4,079)    5,158,150
    Corporate debt obligations        756,982          445         (902)      756,525
    Mortgage backed security          907,770       22,698            -       930,468
                                  -----------     --------      --------  -----------
                                  $22,787,717     $257,418      $(9,452)  $23,035,683
                                  -----------     --------      --------  -----------

                                                   December 31, 1996
                                 ------------------------------------------------------
                                                 Gross        Gross
                                   Amortized   Unrealized   Unrealized
                                     Cost        Gains        Losses      Fair Value
                                -------------  -----------  ----------  ---------------

SECURITIES AVAILABLE-FOR-SALE:
    U.S. government agency
      securities                  $10,148,659      $36,141     $(21,168)  $10,163,632
    U.S. treasury securities        6,567,867       45,380      (19,729)    6,593,518
    Corporate debt obligations        968,843          851       (3,737)      965,957
    Mortgage backed security          971,805        2,462            -       974,267
                                  -----------      -------     ---------  -----------
                                  $18,657,174      $84,834     $(44,634)  $18,697,374
                                  -----------      -------     ---------  -----------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                 DECEMBER 31, 1997
                                  ---------------------------------------------------
                                                GROSS        GROSS
                                  AMORTIZED  UNREALIZED   UNREALIZED
                                    COST       GAINS        LOSSES     FAIR VALUE
                                 ----------------------------------------------------
SECURITIES HELD-TO-MATURITY:
   State and municipal securities  $969,770       $9,944    $      -       $979,714
                                 ==========   ==========  ===========  ==============

                                                  December 31, 1996
                                  ---------------------------------------------------
                                                 Gross        Gross
                                  Amortized   Unrealized   Unrealized
                                    Cost        Gains        Losses      Fair Value
                                  ---------------------------------------------------
SECURITIES HELD-TO-MATURITY:
   State and municipal securities   $1,573,089       $5,353      $(7,342)  $1,571,100
                                    ==========   ==========  ===========  ===========

The scheduled maturities of securities held-to-maturity and securities available-for-sale (other than equity securities) at December 31, 1997, are as follows:

                                     Held-to-maturity        Available-for-sale
                                   --------------------    ----------------------
                                   Amortized               Amortized
                                     Cost     Fair Value     Cost        Fair Value
                                   ---------  ----------   ----------    ----------
Due in one year or less             $375,000    $379,028   $ 2,272,159  $ 2,270,650
Due from one year to five years      594,770     600,686    15,603,848   15,685,375
Due from five to ten years                 -           -     3,003,616    3,126,990
Due after ten years                        -           -     1,000,324    1,022,200
Mortgage backed securities                 -           -       907,770      930,468
                                    ---------   --------   -----------  -----------
                                    $969,770    $979,714   $22,787,717  $23,035,683
                                    =========   ========   ===========  ===========


At December 31, 1997 and 1996, securities available-for-sale with an amortized cost of $11,772,200 and $7,444,075, were pledged to secure the Bank's performance of its obligations under repurchase agreements. Approximate market value of these securities was $11,958,968 and $7,446,000 at December 31, 1997 and 1996. Securities available-for-sale with an amortized cost of $1,481,005 and $1,021,649 at December 31, 1997 and 1996, were pledged to secure public deposits for purposes required or permitted by law. The approximate market value of these securities was $1,498,900 and $1,020,626 at December 31, 1997 and 1996,
respectively. There were no sales of available-for-sale securities in 1997 or 1996.

NOTE 4.  LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The components of loans in the consolidated statements of financial condition were as follows:

                                                      December 31,
                                                   1997          1996
                                             -------------  ------------
Commercial                                     $48,288,589   $39,345,254
Real Estate                                     21,112,199    18,529,737
Installment                                      3,852,485     3,913,269
Consumer and other                               4,622,926     4,906,450
                                             -------------   -----------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                          77,876,199    66,694,710
Allowance for loan losses                                 (1,085,374)     (908,368)
Net deferred loan fees                                      (266,876)     (247,393)
                                                          -----------   -----------
                                                         $76,523,949   $65,538,949
                                                          ===========   ===========

An analysis of the change in the allowance for loan losses follows:

                                                         December 31,
                                                       1997         1996
                                                    ----------   ---------
Balance, beginning of year                          $  908,368   $ 765,534
Provision charged to operations                        225,000     291,600
Loans charged off, net of recoveries                   (47,994)   (148,766)
                                                    ----------   ---------
Balance, end of year                                $1,085,374   $ 908,368
                                                    ==========   =========

Maturities for each loan category are summarized as follows:

                                                              December 31,
                                                          1997         1996
                                                       -----------  -----------
Commercial loans:
  Maturing one year or less                              $16,626,583  $21,779,838
  Maturing one to five years                               9,803,535    7,049,521
  Maturing five years or more                             21,858,471   10,515,895
                                                         -----------  -----------
                                                          48,288,589   39,345,254
                                                         -----------  -----------
Real estate loans:
  Maturing one year or less                                5,666,595    7,181,213
  Maturing one to five years                               3,629,838    4,031,016
  Maturing five years or more                             11,815,766    7,317,508
                                                         -----------  -----------
                                                          21,112,199   18,529,737
                                                         -----------  -----------

Installment loans:
  Maturing one year or less                                  381,616      631,100
  Maturing one to five years                               2,121,700    2,241,226
  Maturing five years or more                              1,349,169    1,040,943
                                                         -----------  -----------
                                                           3,852,485    3,913,269
                                                         -----------  -----------

Consumer and other loans:
  Maturing one year or less                                4,447,374    4,820,571
  Maturing five years or more                                 35,552       85,879
  Maturing five years or more                                140,000            -
                                                         -----------  -----------
                                                           4,622,926    4,906,450
                                                         -----------  -----------
                                                         $77,876,199  $66,694,710
                                                         ===========  ===========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The loans fall into the following fixed and variable components:

                                                             December 31,
                                                          1997         1996
                                                       -----------  -----------
Fixed rate loans                                       $43,764,028  $35,098,896
Variable rate loans                                     34,112,171   31,595,814
                                                       -----------  -----------
                                                       $77,876,199  $66,694,710
                                                       ===========  ===========

Impairment of loans having recorded investments of $716,860 and $335,679 at December 31, 1997 and 1996, has been recognized in conformity with FASB Statement No. 114 as amended by FASB Statement No. 118. The total allowance for loan losses related to these loans was $254,674 and $50,352 at December 31, 1997 and 1996. The Bank is not committed to lend additional funds to debtors whose loans have been modified. The average recorded investment in impaired loans during the years ended December 31, 1997 and 1996, was $281,749 and $102,344, respectively. Interest income on impaired loans of $37,465 and $13,010 was recognized for cash payments received in 1997 and 1996, respectively.

NOTE 5.  PREMISES AND EQUIPMENT

Components of premises and equipment included in the consolidated statements of financial condition at December 31, 1997 and 1996, were as follows:

                                                                 December 31,
                                                               1997        1996
                                                            ----------  ----------
Land                                                        $  269,204  $  269,204
Furniture, equipment, and building                           1,982,974   1,654,092
Leasehold improvements                                         972,962     682,848
Vault                                                           48,483      48,483
Land improvements                                              313,098     138,609
                                                            ----------  ----------
     TOTAL COST                                              3,586,721   2,793,236
Less accumulated depreciation                                1,151,929     884,064
                                                            ----------  ----------
     NET BOOK VALUE                                         $2,434,792  $1,909,172
                                                            ==========  ==========

Depreciation expense was $295,791 and $256,058 for the years ended December 31, 1997 and 1996, respectively.

The Bank leases its main office and eight of its nine branches under lease agreements that expire on various dates through 2017. The lease agreements have various renewal options.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1997:

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Year ending December 31,
     1998                                              $  269,023
     1999                                                 227,542
     2000                                                 146,014
     2001                                                  61,095
     2002                                                  58,095
     Thereafter                                           286,360
                                                       ----------
          TOTAL MINIMUM PAYMENTS REQUIRED              $1,048,129
                                                       ==========

Total lease payments under the above mentioned operating leases and other month-to-month rentals for the years ended December 31, 1997 and 1996, were $226,851 and $185,849, respectively.

NOTE 6.  FORECLOSED REAL ESTATE

An allowance for losses on foreclosed real estate was established in 1997, activity in the account is as follows:

Balance at January 1, 1997                                  $     -

     Provision charged to income                             107,450
     Charge-offs, net of recoveries                          (21,769)
                                                            --------
Balance at December 31, 1997                                 $85,681
                                                            ========

Included in the losses on foreclosed real estate in the statement of income for the year ended December 31, 1997, are impairment losses of $85,681 on real estate held for sale at December 31, 1997, and $21,769 of actual losses on sales of real estate during 1997.

NOTE 7.  DEPOSITS

Major classifications of deposits at December 31, 1997 and 1996, were as follows:

                                                           1997         1996
                                                       ------------  -----------
Demand deposits                                        $ 24,316,238  $22,393,938
Money Market                                             24,597,471   21,144,623
NOW accounts                                              6,116,414    5,597,708
Savings deposits                                          2,727,396    2,859,168
Time deposits, $100,000 and over                         12,618,384    9,157,652
Other time deposits                                      31,335,313   26,076,928
                                                       ------------  -----------
                                                       $101,711,216  $87,230,017
                                                       ============  ===========

Maturities for time deposits at December 31, 1997, are summarized as follows:

Maturing one year or less                                        $33,195,218
Maturing one to five years                                        10,741,057
Maturing after five years                                             17,422
                                                                 -----------
                                                                 $43,953,697
                                                                 ===========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8.  FEDERAL HOME LOAN BANK ADVANCES

At December 31, 1997, FHLB advances were scheduled to mature as follows:

                                                       Weighted
                                                       Average
                                                         Rate     Amount
                                                       --------   -------
Years ending December 31,
  2001 and thereafter                                      6.60%  $62,684
                                                       ========   =======


NOTE 9.  OTHER BORROWED FUNDS

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities underlying the agreements are presented in Note 3.

Information concerning securities sold under agreements to repurchase at December 31, 1997, is summarized as follows:

Average balance during the year                                  $ 9,743,337
                                                                 ===========
Average interest rate during the year                                   4.84%
                                                                 ===========
Maximum month-end balance during the year                        $11,086,711
                                                                 ===========


NOTE 10.  COMMITMENTS AND CONTINGENCIES

The Bank is a party to various legal collection actions normally associated with financial institutions, the aggregate effect of which, in management's and legal counsel's opinion, would not be material to the financial condition of Inland Northwest Bancorporation.

The Bank has unsecured operating lines of credit with Key Bank of Washington for $2,000,000, U.S. Bank for $1,200,000, and Federal Home Loan Bank for $4,976,500.
There were no outstanding balances at December 31, 1997 and 1996.

In the ordinary course of business, the Corporation, through its Bank subsidiary makes various commitments and incurs certain contingent liabilities which are not reflected in the accompanying financial statements. These commitments and contingent liabilities include various commitments to extend credit and standby letters of credit. At December 31, 1997 and 1996, commitments under "standby" letters of credit approximated $312,609 and $137,660 and firm loan commitments approximated $20,350,039 and $18,856,569, respectively. The Corporation does not anticipate any material losses as a result of these commitments.

NOTE 11.  CONCENTRATIONS OF CREDIT RISK

All of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area, which is the eastern Washington and northern Idaho area. Substantially all such customers are depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4.
The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Bank places its cash with high credit quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk.

NOTE 12.  FEDERAL INCOME TAXES

The components of federal income tax expense are as follows:

                                                                   1997      1996
                                                                 --------  --------
Current tax expense                                              $293,553  $344,393
Deferred tax expense (credit)                                     133,290   (53,281)
                                                                 --------  --------
     FEDERAL INCOME TAX EXPENSE                                  $426,843  $291,112
                                                                 ========  ========

The components of the net deferred tax asset are as follows:

                                                                    1997       1996
                                                                  --------  ---------
Deferred tax assets:
  Allowance for loan losses                                       $349,711   $291,645
  Deferred compensation                                             34,917     22,667
  Other                                                              5,677      5,931
                                                                  --------  ---------
                                                                   390,305    320,243
                                                                  --------  ---------
Deferred tax liabilities:
  Accumulated depreciation                                         186,270     69,567
  Conversion from accrual to cash basis method of accounting for
    tax purposes                                                    17,843     26,764
  Deferred loan fees                                                87,491          -
  Net unrealized loss on securities available-for-sale              86,788     13,668
  Other                                                             18,365     10,286
                                                                  --------  ---------
                                                                   396,757    120,285
                                                                  --------  ---------
     NET DEFERRED TAX ASSET (LIABILITY)                           $ (6,452)  $199,958
                                                                  ========  =========

The net deferred tax asset (liability) is included in other assets on the consolidated statements of financial condition.

At December 31, 1997 and 1996, a prepaid federal income tax refund of $61,993 and $6,927, respectively, was included in other assets on the consolidated statement of financial condition.

The effective tax rate differs from the statutory federal tax rate for the years presented as follows:

                                                                        1997       1996
                                                                      --------   --------
Federal income tax at statutory rate                                  $434,112   $296,973
Effect of tax-exempt interest income                                    (8,850)   (13,406)
Effect of tax-exempt interest expense                                    3,014      3,577
Effect of nondeductible expenses                                         1,383      4,106
Other                                                                   (2,816)      (138)
                                                                      --------   --------
     FEDERAL INCOME TAX EXPENSE                                       $426,843   $291,112
                                                                      ========   ========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13.  EXECUTIVE RETIREMENT PLAN

Inland Northwest Bank maintains an unfunded supplemental executive retirement plan for the benefit of the Bank's chief executive officer which vests in full at retirement. The plan provides for monthly payments to the executive upon his retirement or termination of employment and, alternatively, to his designated beneficiary in the event of his death, for a period of fifteen years following retirement at age 65.

At December 31, 1997 and 1996, $99,764 and $64,764, respectively, has been accrued under this plan. This liability is recognized in accrued interest and other liabilities in the financial statements. The present value at retirement of the retirement benefit obligation is approximately $220,173. The unfunded benefit is being expensed over the period of service through his expected retirement age.

The net post-retirement benefit cost recognized during the years ended December 31, 1997 and 1996, was $35,000 and $33,000, respectively.

The Bank is the owner and beneficiary of life insurance policies on this officer with a total face value of $226,274 and cash surrender value of $95,379 and $66,390 at December 31, 1997 and 1996, respectively. The cash surrender value is included in the statements of financial condition in Other Assets.

NOTE 14.  COMMON STOCK PURCHASE WARRANTS AND STOCK OPTION PLAN

In 1989, Inland Northwest Bank issued one common stock purchase warrant to individuals defined as founders for each share purchased in the initial offering or 115,145 warrants. Additionally, 19,000 warrants were issued to the Pre-Organization Steering Committee. During 1993, those warrants were transferred to Inland Northwest Bancorporation, Inc., and as a result thereof, the Corporation has issued warrants to the founders group to purchase 178,314 shares of common stock adjusted for stock dividends. The warrants expire on January 16, 2000. As of December 31, 1997, 3,763 of the warrants have been exercised. These warrants are detachable and nontransferable. The warrants entitle the holder to acquire shares of the Bank's common stock at the initial offering price of $15 per share; as the warrants are adjusted for stock dividends, the actual price per share decreases and the quantity subject to purchase increases.

During 1992, the Board of Directors of the Bank authorized key employees of the Bank to be eligible to participate in a nonqualified stock option plan. Under the Plan, the Board of Directors may grant options to purchase shares of common stock of the Corporation, not to exceed 40,000 shares. The per option price for options granted shall be the fair market value of said share on the date the option is granted. The options granted after 1995 are eligible for stock dividends.

A summary of the status of the Bank's stock option plans and changes during the years ending on those dates is presented below:

                                                       1997                       1996
                                            --------------------------  -------------------------
                                                      WEIGHTED-AVERAGE           WEIGHTED-AVERAGE
                                            SHARES       EXERCISE       SHARES      EXERCISE
                                            ACTUAL         PRICE        ACTUAL        PRICE
                                            -------   ----------------  -------  ----------------
   Outstanding options at beginning of year  11,300             $20.99    8,300            $19.54
                                    Granted   4,500             $26.00    3,000            $25.00
                                  Exercised  (1,400)            $17.50        -                 -
                                  Forfeited       -                  -        -                 -
                                            -------                     -------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              Outstanding at end of year     14,400                  -   11,300            $20.99
                                             ======                      ======
         Options exercisable at year-end      7,500                       8,300
                                             ======                      ======
Weighted average fair value of options
                                             ======                     $ 13.74
 granted during the year                     $10.45                      ======
                                             ======

The following table summarizes information about stock options outstanding at December 31, 1997:

                             Options Outstanding                  Exercisable Options
                    ------------------------------------   ---------------------------------
                                    Weighted
                       Number       Average     Weighted      Number          Weighted
                    Outstanding    Remaining    Average    Exercisable        Average
                     at End of    Contractual   Exercise    at End of         Exercise
Exercise Prices        Year           Life        Price        Year             Price
                    -----------   ------------  ---------  ------------     ----------------
All price ranges
 ($21.00 through
 $26.00)               14,400      7.1 years     $24.84         7,500               $24.09
                    ===========   ============  =========  ============     ================


The pro forma income statement below presents the effect on net income as reported if the fair value of accounting for the nonqualified stock options had been adopted by the Bank. The fair value assumptions are based on a risk-free interest rate of 6%, 10 and 9 year expected life for the options granted in 1997 and 1996, respectively, assuming no cash dividends declared.

                                                                                1997       1996
                                                                              --------   --------
Net income as previously reported                                             $829,404   $567,998
Proforma adjustment for effect of a change in accounting principle             (10,192)    (6,614)
                                                                              --------   --------
Proforma net income                                                           $819,212   $561,384
                                                                              --------   --------
Per share amounts:
  Earnings per common                                                           $ 1.72     $ 1.27
  Proforma adjustment for effect of fair value account for stock options         (0.02)     (0.02)
                                                                              --------   --------
  Proforma net income                                                           $ 1.70     $ 1.25
                                                                              --------   --------
  Earnings per share assuming full dilution                                     $ 1.43     $ 1.04
  Proforma adjustment for effect of fair value accounting for stock options      (0.02)     (0.02)
                                                                              --------   --------
  Proforma net income                                                           $ 1.41     $ 1.02
                                                                              --------   --------

The pro forma effect on net income as reported, if the fair value of accounting for stock options had been adopted by the Corporation, is not significantly different than net income as reported on the statement of income. The fair value assumptions are based on a risk-free interest rate of 6%, 9 year and 10 year expected lives for the options granted in 1996 and 1997, respectively, and assumes no annual cash dividends.

NOTE 15. COMMON STOCK

On December 17, 1996, the Board of Directors declared a 10% stock dividend, effective to stockholders of record January 15, 1997 and issued February 15, 1997. All amounts per share and weighted average shares outstanding for all periods presented have been retroactively adjusted to reflect the stock dividends. The Corporation recorded a transfer from retained earnings to common stock for the book value of the additional shares issued at December 31, 1996. Stock options granted in 1996 also received the 10% stock dividend.

In December 1996, the Board of Directors voted to authorize a stock rights offer in the amount of one right for every five shares, warrants, or options held by a shareholder. The offering resulted in the issuance of an additional 117,872 shares for $1,862,745, net of offering costs.

During 1997 and 1996, the Board of Directors voted to issue 100 and 50 shares, respectively, of common stock to each Director in lieu of increasing Director's fees. Total shares issued during 1997 and 1996 were 1,300 and 650, respectively. Additionally, during 1997 and 1996 the Corporation issued a total of 50 shares and 150 shares, respectively, of common stock to retiring Directors as authorized by the Board of Directors.

NOTE 16. PROFIT SHARING PLAN

The Bank has a 401(k) profit sharing plan covering all employees who meet the eligibility requirements. The Plan provides for employees to elect up to 15% of their compensation to be paid into the fund. The Bank's policy is to match contributions equal to 50% of the participant's

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

contribution not to exceed 5% of the participant's compensation. Vesting occurs equally at 20% each year for five years. The Bank's contribution was $35,550 and $23,553 for years ended December 31, 1997 and 1996.

NOTE 17.  RELATED PARTY TRANSACTIONS

The Corporation, through its Bank subsidiary has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders. Aggregate loan balances with related parties at December 31, 1997 and 1996, were $725,562 and $2,065,021, respectively, all of which have been made, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

NOTE 18.  RESTRICTIONS ON DIVIDENDS AND RETAINED EARNINGS

Dividends paid by the Bank subsidiary are the primary source of funds available to the Corporation. Statutes and regulations impose restrictions on the amount of dividends that may be declared by the Bank subsidiary. Aggregate dividends of approximately $1,234,762 can be declared by the Bank subsidiary without prior regulatory approval.

NOTE 19.  REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the table.

As of December 31, 1996, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table:

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 To be Adequately
                                                                 Capitalized Under
                                                                 Prompt Corrective
                                                                  Action Purposes
                                                                -------------------
                                              Actual
                                              Amount     Ratio          Amount             Ratio
                                            ----------  -------        --------          ----------
DECEMBER 31, 1997
Tier 1 capital (to average assets)          $ 9,299,043   8.46%   more than $4,397,778   more than 4.0%
Tier 1 capital (to risk-weighted assets)    $ 9,299,043  10.98%   more than $3,388,200   more than 4.0%
Total capital (to risk-weighted assets)     $10,384,417  12.26%   more than $6,776,400   more than 8.0%

DECEMBER 31, 1996
Tier 1 capital (to average assets)          $ 6,521,727   7.09%   more than $3,681,897   more than 4.0%
Tier 1 capital (to risk-weighted assets)    $ 6,521,727   8.93%   more than $2,825,560   more than 4.0%
Total capital (to risk-weighted assets)     $ 7,404,727  10.48%   more than $5,651,120   more than 8.0%

                                                 To be Well Capitalized
                                                 Under Prompt Corrective
                                                    Action Provisions
                                           --------------------------------------
                                               Amount               Ratio
                                           ------------------   -----------------
DECEMBER 31, 1997
Tier 1 capital (to average assets)         more than $5,497,223   more than  5.0%
Tier 1 capital (to risk-weighted assets)   more than $5,082,300   more than  6.0%
Total capital (to risk-weighted assets)    more than $8,470,500   more than 10.0%

DECEMBER 31, 1996
Tier 1 capital (to average assets)         more than $4,602,371   more than  5.0%
Tier 1 capital (to risk-weighted assets)   more than $4,238,340   more than  6.0%
Total capital (to risk-weighted assets)    more than $7,063,900   more than 10.0%



NOTE 20.  EARNINGS PER SHARE

The calculation of earnings per share and earnings per share assuming full dilution is as follows:

                                                     YEAR ENDED DECEMBER 31, 1997
                                                                                PER
                                                   INCOME         SHARES       SHARE
                                                 (NUMERATOR)   (DENOMINATOR)   AMOUNT
                                                 ------------  -------------  ---------
BASIC EPS
  Income available to common stockholders           $829,404        481,131     $1.72
                                                 -----------    -----------   =========
EFFECT OF DILUTIVE SECURITIES
  Stock warrants                                                     96,829
  Stock options                                                         269
                                                                  ---------
DILUTED EPS
  Income available to common stockholders
    plus assumed conversions                        $829,404        578,229    $1.43
                                                 ===========    ===========   =========

                                                      Year Ended December 31, 1996
                                                   Income         Shares        Per Share
                                                 (Numerator)   (Denominator)      Amount
                                                 -----------------------------------------
BASIC EPS
  Income available to common stockholders        $567,998         447,207          $1.27
                                                 --------                        =======

EFFECT OF DILUTIVE SECURITIES
  Stock warrants                                                   98,525
  Stock options                                                       853
                                                                  -------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DILUTED EPS
  Income available to common stockholders
    plus assumed conversions                     $567,998         546,585          $1.04
                                                 --------         -------         ------


Options to purchase 14,400 and 11,300 shares of common stock at prices ranging from $21 to $26 and $17.50 to $25 per share were outstanding for the periods ended December 31, 1997 and 1996, respectively. The Bank's stock is quoted only locally over the counter and traded on a limited basis. The average market price per share used in the determination of the dilutive effect of stock options and warrants was the average price of month end closing market values.

NOTE 21.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank's financial instruments were as follows at December 31, 1997:

                                                     Carrying     Estimated
                                                      Amount      Fair Value
                                                    -----------  ------------
Financial Assets:
  Cash and due from banks                           $ 7,404,503   $ 7,404,503
  Federal funds sold                                  7,947,500     7,947,500
  Securities available-for-sale                      23,035,683    23,035,683
  Securities held-to-maturity                           969,770       979,714
  Loans receivable                                   77,876,199    79,166,025
  Accrued interest receivable                           700,979       700,979

Financial Liabilities:

  Federal Home Loan Bank advance                         62,684        62,684
  Deposits                                          101,711,216   101,166,971
  Accrued interest liabilities                          404,143       404,143

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD, AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
The carrying amount approximates fair value because of the short maturity of these investments.

SECURITIES AVAILABLE-FOR-SALE, SECURITIES HELD-TO-MATURITY, AND OTHER
INVESTMENTS:
The fair values of marketable securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Federal Home Loan Bank stock fair value is based on current redemption values.

LOANS RECEIVABLE:
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate, consumer, credit card, and other. Each loan category is further segmented into fixed and adjustable rate interest terms. The fair values for fixed-rate loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DEPOSITS:
The fair value of demand deposits, savings accounts, NOW, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

FEDERAL HOME LOAN BANK ADVANCES:
The fair values of the Bank's long-term debt are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

ACCRUED INTEREST:
The carrying amounts of accrued interest approximate their fair values.

OFF-BALANCE-SHEET INSTRUMENTS:
Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value of the fees at December 31, 1997, was insignificant. See Note 10 for the notional amount of the commitments to extend credit.

NOTE 22.  SUBSEQUENT EVENT

On January 20, 1998, a letter of intent was signed to acquire a business operating as a mortgage company. The holding company will pay cash and stock for all outstanding shares, and the transaction will be accounted for under the purchase method of accounting. Any premium paid is not expected to be significant to the financial condition or results of operations in future periods.

                                   PART III

ITEM 1.                   INDEX TO EXHIBITS

Exhibit No.***   Description
-----------      -----------
EX-3.1.1         Articles of Incorporation****

EX-3.1.2         Amendment to Articles of Incorporation****

EX-3.1.3         Amendment to Articles of Incorporation****

EX-3.2           Bylaws****

EX-4             See Exhibits Nos. EX-3.1.1 through EX-3.2 above****

EX-10.1.1        Lease Agreement Dated 08/01/89 And Amendment Dated 07/13/95 - The
                 Paulsen Center (Main Branch)*

EX-10.1.2        Lease - 15111 East Sprague Avenue
                 (Valley Branch)*

EX-10.1.3        Lease - 12825 - 14th Avenue
                 (Airway Heights Branch)*

EX-10.1.4        Lease - East 210 N. Foothills Drive
                 (North Foothills Dr. Branch)*

EX-10.1.5        Lease - 805 East Polston Ave., Post Falls, Idaho
                 (Post Falls Branch)*

EX-10.1.6        Ground Lease Dated 09/24/96** and Amendment Dated August 12, 1997
                 For South Hill Branch

EX-10.1.7        Lease - 3321 W. Indian Trail Road
                 (Indian Trail Branch)*

EX-10.1.8        Lease - 225 West Appleway, Coeur d'Alene, Idaho
                 (Appleway Branch)****

EX-10.1.9        Lease - 622 Sherman Avenue, Coeur d'Alene, Idaho
                 (Sherman Avenue Branch)****

EX-10.2.1        F.M. Schunter Employment Agreement Dated 01/01/94*

EX-10.2.2        Unfunded Supplemental Executive Retirement Plan For F.M. Schunter*

                                 Page    of

EX-10.2.3          Non-Qualified Stock Option Plan*

EX-10.2.4          Christopher C. Jurey Employment Agreement Dated 01/01/94*

EX-10.2.5          Jennifer L. Johnson Employment Agreement Dated 01/01/94*

EX-10.2.6          Randall L. Fewel Employment Agreement Dated 03/14/94*

EX-23.1            Consent Of Accountant

_________
* Previously filed (in paper format) as an Exhibit to the Company's Form 1-A Offering Statement Under Regulation A (Registration No. 24-3714) and incorporated herein by reference.

** Ground Lease previously filed (in paper format) as an Exhibit to the Company's Form 1-A Offering Statement Under Regulation A (Registration No. 24-3714) and incorporated herein by reference; only Amendment being filed (in electronic format) with this Form 10-SB.

*** Exhibit numbers determined by reference to Regulation S-T Exhibit numbering requirements, rather than Exhibit numbering requirements of Part III of Form 10-SB and/or Part III of Form 1-A as cross-referred to in Part III of 10-SB. Included Exhibits respond to Exhibits required under Part III of Form 10-SB and/or Part III of Form 1-A as cross-referred to in Part III of Form 10-SB, specifically those documents required to be filed as Exhibit nos. 2, 3, 5, 6 and 7 in Part III of Form 1-A.

**** Previously filed in electronic format as an Exhibit to the Company's Form
     10-SB (Registration No. 0-24151) on April 30, 1998, and incorporated herein by reference.

                                 Page    of

                                  SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              INLAND NORTHWEST BANCORPORATION, INC.



Date:   June 30, 1998         By:  /s/  Frederick M. Schunter
        -------                    -------------------------------------------
                                      Frederick M. Schunter, President and
                                            Chief Executive Officer

                               Page    of

                          INDEX TO EXHIBITS

Exhibit No.***   Description
-----------      -----------
EX-3.1.1         Articles of Incorporation****

EX-3.1.2         Amendment to Articles of Incorporation****

EX-3.1.3         Amendment to Articles of Incorporation****

EX-3.2           Bylaws****

EX-4             See Exhibits Nos. EX-3.1.1 through EX-3.2 above****

EX-10.1.1        Lease Agreement Dated 08/01/89 And Amendment Dated 07/13/95 - The
                 Paulsen Center (Main Branch)*

EX-10.1.2        Lease - 15111 East Sprague Avenue
                 (Valley Branch)*

EX-10.1.3        Lease - 12825 - 14th Avenue
                 (Airway Heights Branch)*

EX-10.1.4        Lease - East 210 N. Foothills Drive
                 (North Foothills Dr. Branch)*

EX-10.1.5        Lease - 805 East Polston Ave., Post Falls, Idaho
                 (Post Falls Branch)*

EX-10.1.6        Ground Lease Dated 09/24/96** and Amendment Dated August 12, 1997
                 For South Hill Branch

EX-10.1.7        Lease - 3321 W. Indian Trail Road
                 (Indian Trail Branch)*

EX-10.1.8        Lease - 225 West Appleway, Coeur d'Alene, Idaho
                 (Appleway Branch)

EX-10.1.9        Lease - 622 Sherman Avenue, Coeur d'Alene, Idaho
                 (Sherman Avenue Branch)

EX-10.2.1        F.M. Schunter Employment Agreement Dated 01/01/94*

EX-10.2.2        Unfunded Supplemental Executive Retirement Plan For F.M. Schunter*

EX-10.2.3          Non-Qualified Stock Option Plan*

EX-10.2.4          Christopher C. Jurey Employment Agreement Dated 01/01/94*

EX-10.2.5          Jennifer L. Johnson Employment Agreement Dated 01/01/94*

EX-10.2.6          Randall L. Fewel Employment Agreement Dated 03/14/94*

EX-23.1            Consent Of Accountant

_________
* Previously filed (in paper format) as an Exhibit to the Company's Form 1-A Offering Statement Under Regulation A (Registration No. 24-3714) and incorporated herein by reference.

** Ground Lease previously filed (in paper format) as an Exhibit to the Company's Form 1-A Offering Statement Under Regulation A (Registration No. 24-3714) and incorporated herein by reference; only Amendment being filed (in electronic format) with this Form 10-SB.

*** Exhibit numbers determined by reference to Regulation S-T Exhibit numbering requirements, rather than Exhibit numbering requirements of Part III of Form 10-SB and/or Part III of Form 1-A as cross-referred to in Part III of 10-SB. Included Exhibits respond to Exhibits required under Part III of Form 10-SB and/or Part III of Form 1-A as cross-referred to in Part III of Form 10-SB, specifically those documents required to be filed as Exhibit nos. 2, 3, 5, 6 and 7 in Part III of Form 1-A.